ANNUALREPORT
METALSTORM

CONTENTS

| |
C ORPORATE INFORMATION 4
CHAIRMAN’S REPORT 6
CHIEF EXECUTIVE OFFICER’S REPORT 8
PRODUCT PAGE 12
DIRECTOR AND EXECUTIVE PROFILES 14
C ORPORATE GOVERNANCE STATEMENT 19
PRINCIPLE 1: lay solid foundations for management and oversight 19
PRINCIPLE 2: structure the board to add value 19
PRINCIPLE 3: promote ethical and responsible decision-making 20
PRINCIPLE 4: safeguard integrity in financial 21 reporting
PRINCIPLE 5: make timely and balanced 21 disclosure
PRINCIPLE 6: respect the rights of 21 shareholders
PRINCIPLE 7: recognise and manage risk 22
PRINCIPLE 8: remunerate fairly and 22 responsibly
DIRECTORS’ REPORT 23
Directors 23
Review of operations 25
Remuneration report 28
Directors’ meetings 35
FINANCIAL STATEMENTS 37
Consolidated statement of comprehensive 37 income
Consolidated statement of financial position 38
Consolidated statement of cash flow 39
Consolidated statement of changes in equity 40
Notes to the financial statements 41
Directors’ declaration 75
ASX additional information 78
This annual report covers the consolidated financial statements for the consolidated entity consisting of Metal Storm
Limited and its subsidiaries. The financial statements are presented in Australian dollars.
The financial statements were authorised for The directors have the power to issue by the directors on 31 March 2011.
amend and reissue the financial statements.

As at 31 March 2011
DIRECTORS:
T J O’Dwyer, Chairman
L J Finniear, Chief Executive Officer
J R Nicholls
T W Tappenden
W Henkel
COMPANY SECRETARY:
B I Farmer
REGISTERED OFFICE AND PRINCIPAL PLACE OF BUSINESS:
AUSTRALIA:
29 Sudbury Street
Darra QLD 4076 Australia
Phone +61 7 3147 8600 Fax: +61 7 3147 8610
Email: msau@metalstorm.com
Web: www.metalstorm.com
USA:
Suite 810, 4350 N Fairfax Drive
Arlington VA 22203 USA
Phone +1 703 248 8218
AUDITORS:
PricewaterhouseCoopers
BANKERS:
Westpac Banking Corporation
Wachovia Bank (USA)
LAWYERS:
Corrs Chambers Westgarth
Baker McKenzie
PATENT ATTORNEY:
Davis Collison Cave
SHARE AND NOTES REGISTRY AUSTRALIA:
Computershare Investor Services Pty Ltd
117 Victoria Street, West End Queensland 4101, Australia
Phone: +61 7 3237 2100 Fax: +61 7 3237 2152
Web: www.computershare.com.au
SHARE REGISTRY USA:
Bank of New York
Depository Receipts Division
6th Floor, 620 Avenue of the Americas
New York NY 10011 USA
STOCK EXCHANGE LISTINGS:
Metal Storm Limited’s ordinary shares are quoted on the Australian Securities Exchange Limited (“ASX”) (trading code: MST), its interest bearing convertible notes are quoted on the ASX and the Port Moresby Stock Exchange
Limited in Papua New Guinea (trading code: MSTG), its secured convertible notes are quoted on the ASX (trading code (MSTGA), and its ADR’s are traded on the Over the Counter (OTC) market in the United States of America
(ticker symbol: MTSXY).

Corporate

chairman’s
Fellow Shareholders, Once again Metal Storm reports on a year of mixed outcomes. On a very positive note momentum for the Company’s product has been constant. We set out at the beginning of the year to win the US Marines Mission Payload Module — Non Lethal Weapon System contract, and we did so. An important objective to acquire was to achieve our first volume weapons and ammunition order, and we achieved this as well.
These milestone successes are all the more remarkable given the financial circumstances under which the Company continues to operate. The Company entered 2010 with very little capital and an urgent need to secure a dependable line of funding. The initially equity line of credit arrangement proved unsuitable and was it moved to a more controllable equity line with Dutchess Capital. This has assisted the company throughout 2010 and into 2011 but is not able to provide all of the Company’s ongoing funding requirements. Consequently funding from private placements and through participation in the Rights Issue has been a critical element of Metal Storm’s cash needs. For this continuing Shareholder support we are most grateful.
Even with that support, the Company remains in a very difficult financial position as I write this. On 1st September its Convertible Notes mature. That will require the repayment of a debt of circa $19M. Alternative funding or fresh capital has not yet been secured. This is the immediate and particular challenge for the executive and Board. The Company is actively pursuing a number of potential investors with a view to retiring the debt and injecting additional equity into the Company sufficient to deliver the first of its weapon systems in production volumes. However a successful outcome is not in place and continues to be uncertain. Your Board has confidence in the fundamental value of the Company and the ongoing positives regarding product provides a basis for an appropriate solution.
I would like to bring to your attention the assistance and general encouragement the Company has received from our primary secured Noteholder, Harmony Capital, as we have sought a replacement

THE DEVELOPMENT FOR THE US MARINES MPM-NLWS
CONTRACT NOT ONLY MARKS A SALES OPPORTUNITY WITH
THE US MARINES, BUT CREATES AN ADDITIONAL OPPORTUNITY TO MARKET
A NEW AND MORE EFFECTIVE CROWD CONTROL SYSTEM.
or substitute for their debt. Their professionalism and good grace in all aspects of our commercial relationship is acknowledged and greatly appreciated. On product strategy, the Company has set its sights firmly on non-lethal weapons as its initial point of penetration into both military and law enforcement markets. It is clear to us that for the most part non-lethal weapons are purchased as a new capability, rather than in the lethal weapons market where most procurement is for replacing older weapons that can be deferred if budgets are tight.
The development for the US Marines Mission Payload Module — None Lethal Weapon System (MPM-NLWS) contract not only marks a sales opportunity with the US Marines, but creates an additional opportunity to market a new and more effective crowd control system. Its market includes countries where there is the potential for civil unrest, and also the many military forces that participate in coalition actions and UN peacekeeping missions. The 12 gauge MAUL™ weapon has broad appeal for both military and law enforcement markets. The Company has significantly advanced the design of this weapon and is developing new ammunition types to provide concurrent action alternatives for personnel faced with rapidly variations in exposures such as youths throwing bricks to high intensity urban combat missions where extra firepower is suddenly needed.
The Company relies on the hard work and tenacity of its staff to continue bring about the success we all seek. The Board expresses its continued gratitude to these dedicated individuals who all are experts in their field. I also thank my fellow Board members for their experience and commitment in guiding the Company through these challenging circumstances. In closing I thank all our investors for their ongoing support and patience. We believe Metal Storm has a valuable future. Despite the capital and funding difficulty we continue to work toward the creation of that future, so that your support is vindicated and translates into a worthwhile return on your investment.
Terry O’Dwyer Chairman
/METAL Ar10 STORM

CEO REPORT
It has been a year of inexorable progress for Metal Storm. In 2009 we advanced our weapons development from bench firing to man firing. In 2010 our focus was on using this capability to acquire contracts with customers internationally.
Throughout 2010 we continued to operate within tight cash constraints that limited the scale of our operations and expenditure. Despite the financial constraints we have advanced the weapon and ammunition designs to reduce cost of production and increase performance and safety.
TARGETS FOR 2010
At the start of 2010 we set our sights on acquiring our first volume production contracts, and on winning the next phase of the US Marines Mission Payload Module
— Non Lethal Weapon Systems (MPM-NLWS) program.
The Company achieved these targets, winning the technology development phase of the MPM-NLWS program against tough competition, and securing the first volume weapons supply contract for MAUL.
CONTRACTS
During 2010 three key contracts stand out as being particularly important. These are the US Marines MPM-NLWS contract, the US Marines IED Training Kit production contract, and the Papua New Guinea Corrective Services MAUL Contract. The US Marines MPM-NLWS program is a funded program of record that has been in train for more than 5 years. Several phases in the program have already been completed. We are the only vendor that has been selected by the US Marines to participate in every phase of the program to date. The US Marines have indicated the intention to purchase over 300 MPM-NLWS weapon systems in a following phase of the program.
Metal Storm is currently working on the MPM-NLWS Technology Development phase. The contract requires the development of a new multi-barrelled 40mm weapon system capable of a high volume of non-lethal fire. The system, mounted to the US Marines Transparent Armor Gun Shield on vehicles such as the Humvee, will provide effective, large-scale crowd control from greater standoff ranges than currently available weapon systems. The contract also involves the development of a new airburst ammunition system that incapacitates its targets using intense sound, light and pressure. Metal Storm is the prime contractor for this contract. We have brought together a team of subcontractors including BAE and American Systems to provide the combined capability and depth to deliver a winning solution to the US Marines. The contract is now well advanced and progress to date has been excellent. The US Marines Improvised Explosive Device (IED) Training Kit production contract was again won in open competition. It involved the rapid development, integration and delivery of 45 large, complex training kits to US Marines Explosive Ordnance Disposal Teams around the world. The contract not only provided profitable income, but enabled us to clearly demonstrate to the US Marines that Metal Storm can deliver on time, on budget and to a high quality. The Papua New Guinea Correctional Service MAUL order is a US$3.36M contract for 500 MAUL weapons plus 50,000 rounds of non-lethal ammunition, training and ancillary services. Both the Minister and the Acting Commissioner for the PNG Correctional Service signed the contract in August 2010.
The contract is subject to ratification through the normal PNG government protocols. At the time of writing this ratification process is underway but has not been concluded. Continued dialogue between the Company, the Minister and other PNG nationals confirms that the ratification process has made progress and that it carries the full support of the Minister and the Department.
With the ratification still pending, we have taken advantage of the additional time available to further enhance the MAUL weapon and ammunition systems. This enhancement has included improving the designs’ production effectiveness and its operational reliability in the harsh environmental conditions expected in PNG.
During 2010 we were also engaged in two contracts involving the integration of optical proximity fuses into 40mm grenade ammunition. The first, for the US Army, integrated the novel fuzing system into a lethal 40mm grenade. The second integrated an optical proximity fuze into a non-lethal warhead.
BUSINESS DEVELOPMENT
In 2010 Metal Storm continued to market its capabilities to the international military and law enforcement communities. The emphasis, however, moved from the acquisition of development contracts to the acquisition of product orders. Where development contracts have been signed, they were chosen to increase the chance of moving into production in the short term. During the year we demonstrated our weapon systems to a broad range of senior Military and Law Enforcement personnel. These included the Australian Defence Force Air Vice-Marshal Jack Plenty — Head of Capability Systems Division, and Major General John Caligari — Head of Army Modernisation and Strategic Plans. 45 other ADF officers also visited the Company during the year.
In Australia we hosted two separate high-level international delegations, one including a Minister of Defence, and the other including a law enforcement Minister. Both Ministers personally fired Metal Storm weapons. In the USA we
/METAL Ar10 STORM

continued our demonstration program to the US Marines, Army, law enforcement and homeland security departments. While high intensity lethal weapon systems remain a core Metal Storm capability; we are increasing our initial emphasis on less-than-lethal weapons and ammunition. We are doing this because our customers are asking us to. Metal Storm has a unique capability to provide high firepower automatic weapons in an ultra-lightweight package. Operators can now consider fielding lethal and non-lethal combat weapons in a lightweight integrated, yet modular form factor for personnel, vehicles and fixed asset protection.
PRODUCT
COMMERCIALISATION
In deciding our priorities in 2010 we focused our attention on what we had to do to deliver products to customers as soon as possible.
Our current market intelligence and opportunities indicate that MAUL and MPM-NLWS™/FireStorm™ are the key products we need to concentrate on first. With MAUL we have strong interest in both the military and law enforcement markets — providing a broad scope for early sales. With MPM-NLWS there is a very clear customer, a well-defined need and a highly differentiated opportunity that Metal Storm technology can deliver better than any other.
This focus has provided a clear direction for engineering, investment and business development for 2010.
Behind the scenes we have also continued work on the 3GL three shot grenade launcher and STORM40 40mm high explosive ammunition. We have not lost sight of the substantial revenue that lethal military systems can deliver. We were not, however, able to fund the external qualification of the STORM40 ammunition given our cash constraints. STORM40 has passed all its pre-qualification tests in preparation for formal qualification. The next steps are to complete a formal Critical Design Review involving expert third parties, followed by formal qualification testing. We intend push forward on this when sufficient capital and resources become available in line with our business objectives.

IN 2010 WE FOCUSED OUR ATTENTION ON WHAT WE HAD
TO DO TO DELIVER PRODUCTS TO CUSTOMERS AS SOON
AS POSSIBLE.
FINANCES
In 2010 Metal Storm operated under tight cash constraints, using funding from a combination of private equity placements, equity line of credit drawdowns and a Rights Issue.
Due to the nature of the funding sources, we were unable to predict exactly when funds would be available. This limited how much we could commit to developments involving significant cash expenditure. This situation did, however, bring a razor sharp focus on what was most important — that the Company must do those things necessary to reduce future reliance on shareholder investment and become cash flow positive as soon as practically possible.
Throughout 2010 the Company once again benefitted from the loyalty and commitment of shareholders and note holders. I would like to thank each of you, and in particular those of you who supported the Company through private equity placements or by participating in the Rights Issue. Without this the Company would no longer be operating. The Board and staff are in turn committed to delivering a positive outcome and to see Metal Storm grow its revenue, reach and shareholder value.
In closing I thank the Board and our employees for their exemplary conduct, commitment, talent and service during this challenging year. A small team relies of every one of its members to deliver, and each person has done exactly that. As our team is already aware, we expect no less of them in 2011.
At the start of this report I described Metal Storm’s progress as “inexorable”. I used the word deliberately. Its dictionary definition is:
in #E ex #E o #E ra #E ble /in eks r b l/ Adjective: Impossible to stop or
With your continued support our progress will indeed be inexorable. Our weapons have the capacity to improve the effectiveness of our warfighters, peacekeepers and law enforcement officers, while reducing casualties among the civilian population that they are tasked to protect. Our weapons are really needed — and with your support we will deliver.
Dr Lee J Finniear CEO
/METAL Ar10 STORM

12 GAUGE LAUNCHER
5 SHOT SEMI-AUTOMATIC
WEIGHS JUST 800 GRAMS
ASSAULT RIFLE MOUNTED OR
STAND-ALONE
NON-LETHAL, LETHAL,
DOOR BREACHING
IDEAL FOR URBAN MILITARY
OPERATIONS AND LAW
ENFORCEMENT
40MM THREE SHOT GRENADE LAUNCHER
SEMI-AUTOMATIC, RAPID RELOAD
UNDERSLUNG ON ASSAULT RIFLE OR STANDALONE STOCK
3X THE FIREPOWER OF CONVENTIONAL GRENADE LAUNCHERS
ONE THIRD OF THE WEIGHT OF DEPLOYED MULTI-SHOT LAUNCHERS
IDEAL FOR DISMOUNTED MILITARY PATROLS AND SPECIAL OPERATIONS

40MM REMOTELY OPERATED WEAPON
LETHAL & NON-LETHAL
USER SPECIFIED NUMBER OF BARRELS
UP TO 20,000RPM FIRE RATE
MULTIPLE AMMUNITION TYPES LOADED — SELECT BEST MUNITION WHEN TARGET ACQUIRED
IDEAL FOR ROBOTIC AND VEHICLE
MOUNTS, AND FIXED ASSET PROTECTION
VEHICLE MOUNTED CROWD CONTROL WEAPON
HIGH RATE AND VOLUME OF FIRE
ADVANCED AIRBURST NON-LETHAL GRENADE
ENGAGEMENT RANGE UP TO 150 METRES
DEVELOPED FOR THE US MARINES
PHYSICAL WEAPON DESIGN CURRENTLY CONFIDENTIAL
/METAL Ar10 STORM

MR TERRY J O’DWYER
B COM, DIP ADV ACC., FCA,
FAICD NON-EXECUTIVE CHAIRMAN
Mr O’Dwyer, a chartered accountant has been a Director of Metal Storm Limited since 1998. He is the Executive Chairman of Backwell Lombard Capital and a past chairman of BDO Kendalls, Chartered Accountants, where he was a partner for 27 years until his retirement in June 2005.
MR JOHN R NICHOLLS
B COM, MBA
NON-EXECUTIVE DIRECTOR
Mr. Nicholls was appointed a Director on 1 September 2006 pursuant to an agreement with Harmony Capital Partners Pte Limited (“Harmony”), in connection with the Renounceable Rights Offer conducted on 1 July 2006.
He has extensive experience in the Australian and international business communities in manufacturing and distribution with start-up and established companies, having held senior management positions and directorships for several Australian and international companies in the manufacturing, distribution, trading and merchant banking industries.
MR TREVOR W TAPPENDEN
ACA, FAICD
NON-EXECUTIVE DIRECTOR
Mr Tappenden was appointed a Director on 1 July 2008. He was a Partner in the firm of Ernst & Young, Australia, from 1982 until 2003, specialising in Entrepreneurial Growth Companies as well as being the Melbourne Managing Partner from 1997 to 2001 and a Member of the firm’s Board of Partners.
MR WILLIAM HENKEL
NON-EXECUTIVE DIRECTOR
Mr Henkel is a retired senior Merrill Lynch executive with extensive experience formulating strategic direction, overseeing corporate governance, devising high impact communications and directing the Client Marketing and Strategy Group.
He has served on the Board of Metal Storm Inc (MSI) since 2007 and as its Chairman since 2009. During this time, working with the Metal Storm management, he has assisted MSI in navigating successfully through the US financial crisis, and provided sound advice and leadership in dealing with prospective US financial investors.

DR LEE J FINNIEAR
B SC (HONS), PHD, FAICD
MANAGING DIRECTOR AND CHIEF EXECUTIVE OFFICER
Dr Finniear was appointed Chief Executive Officer of Metal Storm Limited in February 2007 and Managing Director in May 2007. He has worked in UK, Asia and USA and has held senior executive roles in technology companies that service defence organisations worldwide.
MR BRETT FARMER
COMPANY SECRETARY AND CHIEF FINANCIAL OFFICER
Mr Farmer is employed as the Chief Financial Officer of Metal Storm Limited. He has 16 years of experience in management and financial accounting.
Brett has general responsibility for the Company’s finance function and compliance requirements, including production of the Company’s annual report and Form 20-F for the Securities and Exchange Commission.
MR PETER FAULKNER
PRESIDENT — METAL STORM INC
Mr Faulkner is responsible for the overall management and administration of Metal Storm Inc. Peter has more than 28 years of experience as a DoD contractor, focused on military weapons support systems. Prior to joining Metal Storm, he served as Vice President for ManTech International Corporation, one of the U.S. Government’s leading providers of innovative technologies and solutions for mission-critical national security programs. Preceding his 21 years at ManTech, Mr. Faulkner worked at Aircraft Armaments Incorporated (AAI).
/METAL Ar10 STORM

Corporate Governance Statement
The Directors of Metal Storm Limited (“the Company”) are responsible for the corporate governance practices of the Company. The Board’s role is to govern the Company rather than to manage it. In governing the Company, the Board guides and monitors the business and affairs of the Company on behalf of the shareholders to whom they are accountable.
The Directors are committed to protecting stakeholders’ interests and keeping investors fully informed about the performance of the Company, while meeting stakeholders’ expectations of sound corporate governance practices. To ensure the best representation of shareholder interests, the Board will regularly review the Company’s corporate governance practices.
The Company’s Corporate Governance Statement is designed to address in turn, each of the principles and recommendations set out by the Australian Securities Exchange (“ASX”) Corporate Governance Council in its Principles of Good Corporate Governance and Best Practice Recommedantion (“ASX Principles”). The Company has adopted the spirit of, and demonstrated a commitment to embracing, the ASX Principles as they are relevant to the size and complexity of the Company and its operations.
PRINCIPLE 1: LAY SOLID FOUNDATIONS FOR MANAGEMENT AND OVERSIGHT

RECOMMENDATIONS	COMPLY
1.1 Establish the functions reserved to the Board and those delegated to senior executives and disclose those functions.	Yes
1.2 Disclose the process for evaluating the performance of senior executives.	Yes
Subject to certain conditions, the Board delegates responsibility for day-to-day management of the Company to the Chief Executive Officer (“CEO”), who provides a monthly report to the Board. The Directors have developed a Statement of Delegations to Management and the Chief Executive Officer must consult the Board on matters that are sensitive, extraordinary, of a strategic nature or on other matters outside these delegations.
The full Board meets regularly, usually on a monthly basis. The Board also meets regularly without executive staff members.
The key responsibilities of the Board are to:
•	Establish, monitor and modify the corporate strategies of the Company;

•	Ensure proper corporate governance and monitor the performance of management of the Company;

•	Ensure that appropriate risk management systems, internal control and reporting systems and compliance frameworks are in place and are operating effectively;

•	Assess the necessary and desirable competencies of Board Members, review Board succession plans, evaluate its own performance and consider the appointment and removal of Directors;

•	Consider executive remuneration and incentive policies, the Company’s recruitment, retention and termination policies and procedures for senior management and the remuneration framework for non executive Directors;

•	Monitor financial results;

•	Make and approve decisions concerning capital, including capital restructures, and dividend policy of the Company; and

•	Ensure that the Company complies with reporting and other regulatory requirements.
A statement of the matters reserved for the Board can be found on the Company’s website, www.metalstorm.com, under the Corporate Governance section.
The Nomination and Remuneration Committee has conducted an evaluation of the performance of the CEO prior to 31 December 2010 and the evaluation was in accordance with the process disclosed.
PRINCIPLE 2: STRUCTURE THE BOARD TO ADD VALUE

RECOMMENDATIONS	COMPLY
2.1 A majority of the Board should be independent Directors.	Yes
2.2 The Chair should be an independent Director.	Yes
2.3 The roles of Chair and chief executive officer should not be exercised by the same individual.	Yes
2.4 The Board should establish a nomination committee.	Yes
2.5 Disclose the process for evaluating the performance of the Board, its committees and individual directors.	Yes
The Company did not have a majority of independent directors until the appointment of Mr Henkel in November 2010. However, prior to Mr Henkel’s appointment, the Board had considered the mix of independent and non-independent directors to be appropriate.
/METAL STORM AR10   19

Corporate Governance Statement (cont.)
The Board considers the following directors to be independent in accordance with the definition provided in the ASX Principles:
•	Mr T J O’Dwyer;

•	Mr T W Tappenden; and

•	Mr W Henkel.
Mr O’Dwyer served as Executive Chairman for a brief period Between April 2006 and February 2007 while the Company searched for a CEO. Upon employment of a CEO in February 2007, Mr O’Dwyer resumed his position as Non-executive Chairman. Whilst there were not three years in between Mr O’Dwyer occupying an executive role and serving on the Board, the Board consider Mr O’Dwyer independent as:
•	He was not remunerated for his role as an executive;

•	The period of service was always considered temporary; and

•	The term ended in early 2007 and was only for a period of approximately 9 months.
The Board has agreed that directors may take independent professional advice at the expense of the Company in the performance of their duties.
The period in office held by each director in office at the date of this annual report is:

NAME	APPOINTED	TERM IN OFFICE SINCE LAST ELECTION
Mr T J O’Dwyer	30 March 1998	10 months
Dr L J Finniear (Managing Director)	24 May 2007	Not applicable
Mr J R Nicholls	1 September 2006	1 year 10 months
Mr T W Tappenden	1 July 2008	1 year 10 months
Mr W Henkel	2 November 2010	—
The skills, experience and expertise relevant to the position of director held by each director in office at the date of this annual report are included in the Directors’ Report.
A formal evaluation for the performance of the Board, its Committees and individual directors for the 2010 year is currently underway. The evaluation process requires each director to provide anonymous responses and feedback to the Company Secretary who collates and reports the results to the Board.
PRINCIPLE 3: PROMOTE ETHICAL AND RESPONSIBLE DECISION-MAKING

RECOMMENDATIONS		COMPLY
3.1	Establish a code of conduct and disclose the code or a summary of the code as to:	Yes

• The practices necessary to maintain confidence in the Company’s integrity;

•      The practices necessary to take into account their legal obligations and the reasonable expectations of their stakeholders; and

• The responsibility and accountability of individuals for reporting and investigating reports of unethical practices

3.2	Establish a policy concerning trading in the Company’s securities by directors, senior executives and employees, and disclose the policy or a summary of that policy.	Yes
The Board has an established Code of Conduct. The Code of Conduct was established to guide the actions of all of the Company’s employees, including Directors, the CEO, the Chief Financial Officer and other senior executives, in respect of ethical behaviour. The Code of Conduct encompasses such matters as:
•	Responsibilities to shareholders;

•	Responsibilities to the environment and the community;

•	Conflicts of interest and corporate opportunities

•	Compliance with laws and regulations;

•	Relations with customers and suppliers; and

•	Reporting of illegal and unethical practices
A summary of the Code of Conduct can be found on the Company’s website, www.metalstorm.com, in the Corporate Governance section.
The Company amended its Security Trading policy on 21 December 2010 to comply with a new ASX listing requirement, Listing Rule 12.9. The revised policy has been released to the ASX. A copy of the policy can also be found on the Company’s website, www.metalstorm.com, in the Corporate Governance section.

Corporate Governance Statement (cont.)
PRINCIPLE 4: SAFEGUARD INTEGRITY IN FINANCIAL REPORTING

RECOMMENDATIONS		COMPLY
4.1	The Board should establish an Audit Committee.	Yes

4.2	The Audit Committee should be structured so that it:	Yes

• Consists of a majority of independent Directors; • Is chaired by an independent chair, who is not Chair of the Board; and • Has at least three members

4.3	The audit committee should have a formal charter.	Yes
The Board has established an Audit and Risk Committee under a separate charter. A copy of the Audit Committee Charter can be found on the Company’s website, www.metalstorm.com, in the Corporate Governance section along with information on the procedures for selection and appointment of the external auditor and for the rotation of external audit engagement partners.
The members of the Audit and Risk Committee, along with the qualifications of the committee members are listed below.

• Mr T W Tappenden (Committee Chairman)	ACA, FAICD.
• Mr T J O’Dwyer	B Com, Dip Adv Acc., FCA, FAICD.
• Mr J R Nicholls	B Com, MBA.
Details of attendance at committee meetings during the year and the number of meetings held is included in the Directors’ Report.
PRINCIPLE 5: MAKE TIMELY AND BALANCED DISCLOSURE

RECOMMENDATIONS	COMPLY
5.1 Establish written policies designed to ensure compliance with ASX Listing Rule disclosure requirements and to ensure accountability at a senior executive level for that compliance and disclose those policies or a summary of those policies.
Yes
The Company has a Continuous Disclosure Policy designed to ensure compliance with ASX Listing Rules and the requirements of the United States Securities and Exchange Commission.
A copy of the policy is available on the Company’s website, www.metalstorm.com, in the Corporate Governance section.
PRINCIPLE 6: RESPECT THE RIGHTS OF SHAREHOLDERS

RECOMMENDATIONS	COMPLY
6.1 Design a communications policy for promoting effective communication with shareholders and encouraging their participation at general meetings and disclose the policy or a summary of that policy.	No
The Company does not currently have an official communication policy, however, the Board is confident that the aims of Recommendation 6.1 have been achieved by the Company considering the size and relative complexity of the operations of the Company.
The Board recognises the need to communicate with shareholders effectively and to keep shareholders fully informed about the progress of the Company. The Board agree with the need for a formal communication policy and will develop one before the half year. To achieve this, the Company maintains a website that provides shareholders the ability to access Company information including announcements, financial reports and media releases including CEO bulletins. The Company offers an email subscription service whereby shareholders can register their details and receive notification of every market release the Company makes as announcements are made.
During 2010 the Company held four shareholder meetings, each providing shareholders the opportunity to meet face to face with directors and seek further information. At the Company’s Annual General meeting, shareholders were provided the opportunity to see Metal Storm products and talk with the Company’s engineers about the technology.
/METAL STORM AR10   21

Corporate Governance Statement (cont.)
PRINCIPLE 7: RECOGNISE AND MANAGE RISK

RECOMMENDATIONS	COMPLY
7.1 Establish policies for the oversight and management of material business risks and disclose a summary of those policies.	Yes
7.2 The Board should require management to design and implement the risk management and internal control system to manage the Company’s material business risks and report to it on whether those risks are being managed effectively. The Board should disclose that management has reported to it as to the effectiveness of the Company’s management of its material business risks.
Yes
7.3 The Board should disclose whether it has received assurance from the Chief Executive Officer (or equivalent) and the Chief Financial Officer (or equivalent) that the declaration provided in accordance with section 295A of the Corporations Act is founded on a sound system of risk management and internal control and that the system is operating effectively in all material respects in relation to financial reporting risks.
Yes
A summary of the Board policy for oversight and management of risk is available on the Company’s website, www.metalstorm.com, in the Corporate Governance section.
The CEO and the Chief Financial Officer have provided a declaration in accordance with Section 295A of the Corporations Act to the Board.
PRINCIPLE 8: REMUNERATE FAIRLY AND RESPONSIBLY

RECOMMENDATIONS	COMPLY
8.1 The Board should establish a remuneration committee.	Yes

8.2 The remuneration committee should be structured so that it:	Yes

• Consists of a majority of independent directors • In chaired by an independent chair • Has at least three members

8.3 Clearly distinguish the structure of NonÐExecutive Directors’ remuneration from that of Executive Directors and senior executives.	Yes
The Board has established a Nomination and Remuneration Committee who operate under a separate charter and meet as and when necessary to properly fulfil its functions.
The members of the Nomination and Remuneration Committee are:
•	Mr J R Nicholls (Committee Chairman)

•	Mr T W Tappenden

•	Mr W Henkel.
Details of attendance at committee meetings during the year and the number of meeting held is included in the Directors’ Report.

DIRECTORS’ REPORT
Your Directors submit their report for the year ended 31 December 2010 for Metal Storm Limited (“the Company”) and its subsidiaries (“the Group”).
DIRECTORS
The names, qualifications, experience and special responsibilities of the Directors of the Company at 31 December 2010 are as follows. Directors of the Company were in office for this entire period unless otherwise stated.
MR TERRY J O’DWYER B COM, DIP ADV ACC., FCA, FAICD (NON-EXECUTIVE CHAIRMAN)
Mr O’Dwyer, a chartered accountant has been a Director of Metal Storm Limited since 1998. He is the Executive Chairman of Backwell Lombard Capital and a past chairman of BDO Kendalls, Chartered Accountants, where he was a partner for 27 years until his retirement in June 2005.
Mr O’Dwyer served as Executive Chairman of the Company for a short period from April 2006 to February 2007. Prior to that he was a member of the Audit and Finance Committees of the Company. Mr O’Dwyer has also served as a Director of the following other publicly listed companies:
•	Bendigo Bank Limited , appointed October 2000

•	Brumby’s Bakeries Holdings Limited (Chairman), appointed November 2003, resigned July 2007

•	Break Free Limited (Chairman), appointed June 2000, and resigned March 2005 on merger with MFS Limited
In the 2007 financial year, Mr O’Dwyer was Executive Chairman from 1 January until 19 February. Thereafter he has been the Company’s non-executive Chairman.
DR LEE J FINNIEAR B SC (HONS), PHD, FAICD (MANAGING DIRECTOR AND CHIEF EXECUTIVE OFFICER)
Dr Finniear was appointed Chief Executive Officer of Metal Storm Limited in February 2007 and Managing Director in May 2007. He has worked in UK, Asia and USA and has held senior executive roles in technology companies that service defence organisations worldwide. In Dr Finniear’s previous role as CEO of Derceto Ltd, he operated businesses in New Zealand, USA and the UK. Prior to this he was Vice President at Intergraph Corporation, responsible for all business and staff in the Asia Pacific Region that service the Government, Transportation, Utilities and Defence industries. He has strong business contacts in the American market and direct experience with defence industry acquisition procedures in this country.
Dr Finniear has also had extensive experience in taking developed concepts through to commercial products, orders and sales.
Dr Finniear holds a B.Sc (Hons) in Civil Engineering from Loughborough University, UK and a P.H.D in Engineering and artificial intelligence. He is a Fellow of the Australian Institute of Company Directors.
MR JOHN R NICHOLL B COM, MBA (NON-EXECUTIVE DIRECTOR)
Mr Nicholls was appointed a Director on 1 September 2006 pursuant to an agreement with Harmony Capital Partners Pte Limited (“Harmony”), in connection with the Renounceable Rights Offer conducted on 1 July 2006.
He has extensive experience in the Australian and international business communities in manufacturing and distribution with start-up and established companies, having held Chief Executive positions and directorships for several Australian and international companies.
Mr Nicholls has held the following ASX listed company directorships:
•	Brandrill Limited, appointed 16 December 2004. Resigned 16 December 2009; and

•	Nylex Limited, appointed 18 December 2006 resigned 12 January 2011
He has had in country experience in multicultural environments as Chief Executive and as a Non-Executive Director being continuously resident in Asia for 30 years prior to returning to Australia during the late 1990s. He remains actively involved in various businesses in Australia and throughout Asia. Mr Nicholls is also a member of the Audit and Finance Committee and the Nominations and Remuneration Committee.
MR TREVOR W TAPPENDEN ACA, FAICD (NON-EXECUTIVE DIRECTOR)
Mr Tappenden was appointed a Director on 1 July 2008. He was a Partner in the firm of Ernst & Young, Australia, from 1982 until 2003, specialising in Entrepreneurial Growth Companies as well as being the Melbourne Managing Partner from 1997 to 2001 and a Member of the firm’s Board of Partners.
Mr Tappenden is actively involved as an Independent company Director for a number of corporate, government and education bodies. He holds the position of Chairman of the Audit and Risk Management Committee for many of those organisations
/METAL STORM AR10   23

Directors’ Report, (cont.)
Mr Tappenden has the following current Directorships:
•	Listed companies: Director, Bionomics Limited

•	Other: Chairman — Heide Museum of Modern Art; Director — Buckfast Pty Ltd; Director — Dairy Food Safety Victoria; Trustee — John Heine Memorial Foundation; Director — Councillor, RMIT University; Trustee — Ernest Heine Memorial Foundation.
Special Responsibilities — Chairman of Audit and Risk Management Committee and Member of Remuneration Committee.
MR WILLIAM HENKEL (NON-EXECUTIVE DIRECTOR)
Mr Henkel has served on the Board of Metal Storm Inc (MSI) since 2007 and as its Chairman since 2009. During this time, working with the Metal Storm management, he has assisted MSI in navigating successfully through the US financial crisis, and provided sound advice and leadership in dealing with prospective US financial investors.
Mr Henkel is a retired senior Merrill Lynch executive with extensive experience formulating strategic direction, overseeing corporate governance, devising high impact communications and directing the Client Marketing and Strategy Group. The Group was also responsible for new product development and assuring the clients brand experience. Upon retirement he became a Consultant to Merrill Lynch on a wide range of challenges and as a private consultant providing advice on mergers and acquisitions to clients. He has written for the Henry Thornton Blog authoring a column on United States politics, government, economics and finance for the Roy Morgan website and The Australian newspaper.
Earlier in his career, Mr Henkel served as a member of the Senior White House staff of Presidents Nixon, Ford and Reagan. His duties included creating the global schedule of events to communicate the Agenda, Policies and Programs of each of these Presidents, both at home and overseas.
COMPANY SECRETARY
MR BRETT I FARMER
Mr Farmer is employed as the Chief Financial Officer and Company Secretary. He has 16 years of experience in management and financial accounting. Brett has the general responsibility for the Group’s finance function and compliance requirements, including production of the Company’s annual report and Form 20-F for the Securities and Exchange Commission.
INTERESTS IN THE SHARES AND OPTIONS OF METAL STORM LIMITED
As at the date of this report, the interests of the Directors in the shares and options of the Company were:

	T J O’DWYER	L J FINNIEAR	J R NICHOLLS	T W TAPPENDEN	W HENKEL
Ordinary Shares	1,318,724	558,828	—	125,000	—
Options Over	791,235	1,335,298	—	75,000	—
Ordinary Shares
EARNINGS PER SHARE				2010	2009
Basic and diluted loss per share				¢ (0.6)	¢ (1.2)
DIVIDENDS
No dividends have been paid or declared since the start of the financial year and the Directors do not recommend the payment of a dividend in respect of the year.
CORPORATE INFORMATION
CORPORATE STRUCTURE
Metal Storm Limited is a company limited by shares that is incorporated and domiciled in Brisbane, Australia. Its subsidiaries, Metal Storm Inc. and Metal Storm USA Limited are incorporated in Delaware in the USA and based in Arlington, ProCam Machine LLC is formed in the state of Washington, USA and is based in Seattle, and Digigun LLC is formed in the state of Delaware, USA and is based in Arlington. Metal Storm Limited has prepared consolidated financial statements incorporating the entities that it controlled during the financial year, which are outlined in the following illustration of the Group’s corporate structure:

Directors’ Report, (cont.)
Corporate structure
The structure of Metal Storm Inc. allows the Group to bid directly on US defence projects such as the Small Business Innovation Research (SBIR) program as the ‘prime’ contractor, thus enabling revenue flows directly into the Group. Metal Storm Limited controls the operating and financial policies of Metal Storm Inc. and therefore consolidates 100%.
NATURE OF OPERATIONS AND PRINCIPAL ACTIVITIES
Metal Storm Limited is a defence technology company, which is working with government agencies and departments, and the defence industry to develop weapons systems utilising the Metal Storm non-mechanical, electronically initiated stacked projectile technology with the principal focus on the 40mm category of weapons and munitions.
SIGNIFICANT CHANGES IN STATE OF AFFAIRS
There have been no significant changes in the state of affairs
EMPLOYEES
The Group employed 27 staff as at 31 December 2010 (2009: 27 staff).
REVIEW OF OPERATIONS
2010 was a productive year for Metal Storm. As early as 2006 the Group set its sights on winning the strategically important Technology Development Contract for the US Marines Mission Payload Module — Non Lethal Weapon System. In 2010 it was successful. The Group also aimed to secure its first volume production contract for Metal Storm weapons. Again, in 2010 it was successful with a signed contract for 500 MAUL™ weapons.
These achievements were all the more notable as they were set against a tight fiscal backdrop, with the Group securing a number of equity investments to fund operations as the year progressed.
The highlights for the year 2010 included:
CONTRACTS
•	The US Marines Mission Payload Module — Non-Lethal Weapons System (MPM-NLWS) Technology Development Contract. The US Marines intend to acquire 312 MPM non-lethal weapon systems plus ammunition under a funded program of record. Metal Storm has been engaged in all major stages of the procurement process over several years. This contract award, valued at US$1.45M, is to develop and demonstrate a multi-barrel launcher integrated to the US Marines Transparent Armor Gun Shield, plus an advanced, optically fuzed, non-lethal airburst grenade capable of exceeding the performance and range of currently available munitions. Metal Storm is the prime contractor, with subcontractors including Safariland, a division of BAE on the delivery team. Work under the contract is well advanced with expected completion in April 2011.

•	US Marines Improvised Explosive Device Training Kits Contract - After competitive evaluation, Metal Storm was awarded a contract by the US Marines to manufacture and supply 45 Improvised Explosive Device Training Kits to US Marine Explosive Ordnance Disposal teams at bases throughout the world valued at US$691,610. The Training Kits provide EOD teams with the equipment needed to simulate, then train to defeat a wide variety of improvised explosive devices commonly encountered in conflict zones such as Afghanistan and Iraq. This was the first volume production contract Metal Storm had received from the US Marines, and was delivered on time and within budget.
/METAL STORM AR10   25

Directors’ Report (cont.)
•	Contract signed to deliver 500 MAUL™ weapons and 50,000 rounds of non-lethal ammunition to Papua New Guinea Corrective Services. This US$3.36M contract, currently being ratified through normal PNG Government protocols, will provide PNG Corrective Services officers with the ability to respond to prison unrest and escape attempts with non-lethal force as an alternative to current lethal options.

•	Advanced Optical Fuzing Contract Completed. Metal Storm successfully completed a US$514K contract to incorporate advanced optical fuzing components to increase the lethality of a 40mm high explosive warhead. The contract was awarded by the United States Army Joint Munitions and Lethality Contracting Center. Advanced optical fuzing technology permits the warhead to sense its proximity to the ground and airburst at preset altitude for increased lethality.

•	MAUL™ and ammunition delivered to Defence Canada. Metal Storm delivered 3 MAUL™ weapons plus ammunition to Defence R&D Canada for evaluation as a part of its combat weapon modernisation program. The weapons are currently undergoing evaluation.
PRODUCTS
•	FireStorm™ was further developed to increase its modularity. This allowed its reconfiguration to meet the requirements of the MPM-NLWS contract. The majority of FireStorm™ development during 2010 has been specific to the FireStorm™ MPM-NLWS configuration.

•	MAUL™ is being enhanced to meet environmental, manufacturing and cost engineering requirements prior to commencing production. Feedback from both military and law enforcement markets continues to be positive. As an example, over 600 requests for information were received from a single MAUL™ editorial in the US Police Magazine in May 2010.

•	STORM40 40mm ammunition has successfully completed its pre-qualification test program and systems safety documentation development, and now awaits formal qualification testing by STK. This expensive process has been delayed due to cash restrictions on the Group during 2010, and a need to focus on the shorter-term demand for MAUL™ and the FireStorm™ MPM-NLWS that are likely to generate sales and revenue sooner than 3GL/STORM40.

•	3GL — the design has undergone significant enhancements to better align the weapon with customer expectations. The Fire Control Unit (FCU) has also been redesigned. The FCU is the “brain” inside each Metal Storm weapon system, having an awareness of weapon and ammunition status, controlling safety, arming, fire commands and rate of fire, as well as carrying multiple redundant systems to ensure high levels of system safety and reliability. The new FCU is a small modular PCB that can be used with any Metal Storm weapon system with up to 6 projectiles per barrel. With this re-design, the same FCU can be deployed on any Metal Storm weapon system, avoiding expensive and time consuming re-design and re-certification of the unit. This has ensured that other Metal Storm products can use the FCU, irrespective of the weapon size, calibre or power source.
BUSINESS DEVELOPMENT AND MARKET OUTLOOK
Through 2010 Metal Storm participated in a number of international trade shows including the Singapore Air Show, AUSA, Modern Day Marine and the Australian Land Warfare Conference.
Feedback from these shows, prospective customers and marketing media indicates a strong market opportunity for lightweight add-on weapons, and for non-lethal and door breaching capabilities.
Our observations, together with the Group’s success acquiring the MPM-NLWS contract and PNG MAUL™ contract, indicates that non-lethal will continue to be an important growth sector for the Group, and that the non-lethal market sector itself is continuing to grow.
In many cases military and law enforcement operators wish to maintain a lethal primary capability, but need to add a complementary non-lethal capability, without the combination becoming unwieldy and impractical. Metal Storm’s ability to produce extremely light automatic “tactical accessory” weapons plays very well into this space as legacy weapons technology cannot deliver anywhere near the firepower/weight characteristics, or range of use options that Metal Storm systems provide.
Over the coming 18 months the Group expects to manufacture and deliver the 500 weapons and ammunition for the PNG MAUL™ contract, and compete for the follow-on MPM-NLWS production contracts. In addition, it expects to see an increasing number of opportunities to bid MAUL™, FireStorm™ and 3GL weapon systems in international markets.
FINANCE
During 2010 the Group was funded through private equity placements, equity lines of credit, and a Rights Issue. In January 2010 Metal Storm entered into an Equity Line of Credit with Global Emerging Markets (GEM), based in the UK. While this served the Group for short period, issues with the arrangement prompted the Group to instead enter a more flexible Equity Line Agreement with US-based Dutchess Capital. This agreement remains in place, and is being used on occasion.
On 6 September 2010 the Group concluded a Rights Issue which raised $2.4 million, a further $700,000 placed with private investors took up 100% of the shortfall. In addition on 8 December 2010 shareholders approved the private placement of $1.1 million on the

Directors’ Report (cont.)
same terms as the Rights Issue.
FACILITIES AND ENGINEERING
On 1 July 2010 Metal Storm Inc consolidated its primary office space, which reduced the cost of the Arlington office lease. In December 2010 Metal Storm moved its Brisbane operation to a new facility 5km from the previous offices on similar rental terms. The new facility provides a substantially improved, more professional environment to host visiting customers and investors, together with office space for engineering staff and a more secure armoury, range and machine shop. The Company was able to take advantage of an existing, high quality fit-out from the previous tenant at no additional charge from the landlord.
In keeping with the progressive transition toward weapons production, Metal Storm is in the process of implementing an ISO9001 quality system. The Group has been operating with comprehensive processes and procedures for some time, but is ISO certifying its operations as it readies itself for the anticipated demand for volume production. Seven staff are now qualified as ISO9001 internal auditors, and the Group expects to complete the process in both US and Australian locations in 2011.
PERFORMANCE MEASUREMENT
Management and the Board monitor the Group’s overall performance, from its strategic plan through to the performance of the Group against operating plans and financial budgets.
The Board, together with management, reviews monthly financial statements which are used to monitor performance against critical success factors. Directors receive these reports together with management’s analysis and commentary prior to each monthly Board meeting to allow Directors to actively monitor the Group’s performance.
CASH POSITION AND FUNDING ARRANGEMENTS
The Company recognises that it currently has limited cash reserves, and that these are unlikely to be sufficient for it to get to a position where it is creating a positive operating cash flow from product sales and the provision of contract services. The Company also has $18.9 million in convertible note debt maturing in September 2011 and is unlikely to be able to fund repayment of these notes from existing cash resources.
Therefore to cover this potential shortfall the Company needs to find sources of additional capital.
The Company is taking several concurrent approaches to achieve its funding objectives. It is currently working to secure investment with parties that have either a strategic interest in Metal Storm or a financial interest in the Group’s potential or both. The executive management and Directors continue an active engagement programme individually targeted to potential strategic investors.
The current situation is not unfamiliar territory to the Company and it has previously succeeded in raising capital in circumstances where the pressure of urgency was more evident.
With all these factors in mind the Directors believe the Company and Group to be a going concern.
FINANCIAL RESULTS
The main features of the Group’s financial results were:

Revenue of	$2,716,726
Net loss of	( $8,938,253)
Earnings per share of	(0.6) cents
Net Liabilities at 31 December 2010 of	( $18,489,385)
Net cash outflows from operating activities of	( $6,189,600)
Net movement in cash and cash equivalents of	$1,097,576
Accumulated losses of	( $108,684,314)
RISK MANAGEMENT
The Group takes a proactive approach to risk management. The Board is responsible for ensuring that risks, and also opportunities, are identified on a timely basis and that the Group’s objectives and activities are aligned with the risks and opportunities identified by the Board.
The Board has established an Audit and Risk Committee to oversee this process.
The Committee has a number of mechanisms in place to ensure that management’s objectives and activities are aligned with the risks identified by the Committee. These include the following:
Board approval of a strategic plan, which encompasses the Group’s vision, mission and strategy, designed to meet stakeholders’ needs
/METAL STORM AR10   27

Directors’ Report (cont.)
and manage business risk.
Implementation of Board approved operating plans and budgets and Board monitoring of progress against these budgets, including the establishment and monitoring of KPIs of both a financial and non-financial nature.
SIGNIFICANT EVENTS AFTER THE END OF THE REPORTING PERIOD
There has not been any significant event, other than that referred to in the directors’ report or financial statements or notes thereto, that has arisen since the end of financial year.
LIKELY DEVELOPMENTS AND EXPECTED RESULTS OF OPERATIONS
Likely developments in the expected results of the operations of the Group have been discussed generally in the annual report. Further information on likely developments in the operations of the consolidated entity and the expected results of operations have not been included in this report because the Directors believe it would be likely to result in unreasonable prejudice to the Group.
OPERATIONS SUBJECT TO SIGNIFICANT ENVIRONMENTAL REGULATION
The Group’s operations are not subject to any particular and significant environmental regulations.
SHARE OPTIONS
UNISSUED SHARES
As at the date of this report, there were 1,294,202,517 unissued ordinary shares under unlisted options (1,264,202,517 at the end of the reporting period). Refer to notes 21 and 32 of the financial statements for further details of options outstanding. Option holders do not have any right, by virtue of the option, to participate in any share issue of the Company.
SHARES ISSUED AS A RESULT OF THE EXERCISE OF OPTIONS
During the year, there were 18,888 listed options and 60,653,768 unlisted options exercised to acquire fully paid ordinary shares in Metal Storm Limited (2009: Listed: Nil, Unlisted 1,293,758).
INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS
During the year, the Company paid a premium in respect of a contract insuring the Directors of the Group (as named earlier in this report), the Company Secretary, and all executive officers of the Group and any related body corporate against a liability incurred as a Director, Secretary or executive officer to the extent permitted by the Corporations Act 2001. The contract of insurance prohibits disclosure of the nature of the liability and the amount of the premium.
The Group has not otherwise, during or since the end of the financial year, indemnified or agreed to indemnify an officer of the Group or any related body corporate against a liability incurred as such an officer.
REMUNERATION REPORT
This Remuneration Report outlines the director and executive remuneration arrangements of the Group in accordance with the requirements of the Corporations Act 2001 and its Regulations. For the purposes of this report Key Management Personnel (KMP) of the Group are defined as those persons having authority for planning, directing and controlling the major activities of the Group, and includes the five executives in the Group receiving the highest remuneration.
The information provided in this remuneration report has been audited as required by section 308(3C) of the Corporations Act 2001.
DIRECTORS
The following persons were directors of Metal Storm Limited during the financial year:

NAME	POSITION
T J O’Dwyer	Chairman
L J Finniear	Managing Director and Chief Executive Officer
J R Nicholls	Non-executive Director
T W Tappenden	Non-executive Director
W Henkel	Non-executive Director
All of the above persons were also Directors for the entire year ended 31 December 2009, except for Mr William Henkel who was appointed on 2 November 2010.

Directors’ Report — Remuneration Report
OTHER KEY MANAGEMENT PERSONNEL
The key management personnel of the Group are the Directors of Metal Storm Limited (see above) and those executives that report directly to the Managing Director being:

NAME	POSITION	EMPLOYEER
B I Farmer	CFO / Company Secretary	Metal Storm Limited
P D Faulkner	President	Metal Storm Inc
N J Partridge	Managing Engineer	Metal Storm Limited (appointed 05/07/2010)
P R Wetzig	Company Secretary	Metal Storm Limited (resigned 24/09/2010)
D M Pashen	Chief Engineer	Metal Storm Limited (resigned 15/10/2010)
In addition, the following persons must be disclosed under the Corporations Act 2001 as they are among the five highest remunerated Group and/or Company executives

NAME	POSITION	EMPLOYEER
G A Orrison	Director of Sales	Metal Storm Inc — (appointed 1 November 2010)
A D Schatz	Vice President — Business Development	Metal Storm Inc — (resigned 4 January 2011)
All of the above persons were also key management persons for the year ended 31 December 2009, except for Mr Neil Partridge who commenced employment on 5 July 2010.
REMUNERATION PHILOSOPHY
The performance of the Group depends upon the quality of its Directors and executives. To prosper, the Group must attract, motivate and retain highly skilled Directors and executives.
To this end, the Group embodies the following principles in its remuneration framework:
•	Provide competitive rewards to attract high calibre executives;

•	Link executive rewards to long-term shareholder value;

•	A portion of executive compensation ‘at risk’, dependent upon meeting pre-determined performance benchmarks; and

•	Establish appropriate, demanding performance hurdles in relation to variable executive compensation.
In the year under review, the role of determining and reviewing remuneration arrangements for the Directors, the Chief Executive Officer (CEO) and the senior management team; determining the composition of the Board and its Committees; and identifying qualified individuals to become Board members and oversee the evaluation of the Board and its Committees was undertaken by the Nominations and Remuneration Committee of the Board of Directors.
The Committee assesses the appropriateness of the nature and amount of remuneration of Directors and senior managers on a periodic basis by reference to relevant employment market conditions, with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality Board and executive team.
REMUNERATION STRUCTURE
In accordance with best practice corporate governance, the structure of non-executive Director and senior manager remuneration is separate and distinct.
REMUNERATION POLICY AND ITS RELATIONSHIP TO GROUP PERFORMANCE
The Group’s financial performance over the last five years has been in line with the need for significant investment in the research and development of its patented electronically initiated “stacked projectile” technology prior to entering the product commercialisation phase.
The following is a summary of the Group’s financial performance over the last 5 years:

	2006$	2007$	2008$	2009$	2010$
Net loss after tax attributable to members	(15,337,010)	(9,998,150)	(10,656,003)	(11,307,664)	(8,938,253)
Cash outflow from operating activities	(7,953,311)	(11,255,896)	(10,180,514)	(8,704,228)	(6,189,600)
Loss per share (cents per share)	(2.9)	(1.7)	(1.8)	(1.7)	(0.6)
Dividends paid	—	—	—	—	—
Opening share price	0.20	0.16	0.09	0.05	0.02
Closing share price	0.16	0.09	0.05	0.02	0.01
/METAL STORM AR10   29

Directors’ Report — Remuneration Report (cont.)
The Group is continuing to build on its strategy of weapons systems integration adopted in 2005 rather than as a licensor. Whilst increasing the demands on the Group, if successful, this strategy will give the Group greater control over product development, the sub-contractors used, earlier access to the revenues generated and arguably a larger proportion of revenues. Product development has been concentrated on 40mm weapons and munitions and the engineering has been increasingly focused to ensure that the demanding technical integration of the technology will be adequately and promptly responded to by the Group.
Accordingly in setting remuneration policy the Board has regard to the need for the Group to attract and retain Directors and executives with the appropriate mix of skill and experience required to lead the Group through its development phase with the objective of commercialisation of the Group’s technology and delivering shareholder value.
NON-EXECUTIVE DIRECTOR REMUNERATION
OBJECTIVE
The Board seeks to set aggregate remuneration at a level which provides the Group with the ability to attract and retain Directors of a high calibre, whilst incurring a cost which is acceptable to shareholders.
STRUCTURE
The Constitution and the ASX Listing Rules specify that the aggregate remuneration of non-executive Directors shall be determined from time to time by a general meeting. An amount not exceeding the amount determined is then divided between the Directors as agreed. The current aggregate amount is $500,000.
The amount of aggregate remuneration sought to be approved by shareholders and the manner in which it is apportioned amongst Directors is reviewed by the Group annually. The board considers advice from external consultants as well as the fees paid to non-executive Directors of comparable companies when undertaking the annual review process.
Each Director receives a fee for being a Director of the Company. An additional fee may also be paid for each board Committee on which a Director sits. The payment of additional fees for serving on a Committee recognises the additional time commitment required by Directors who serve on one or more sub Committees.
Given the stage of development of the Group, Directors are encouraged to participate in the equity of the Company. The remuneration of non-executive Directors for the period ending 31 December 2010 is detailed on page 33 of this report.
SENIOR MANAGER AND EXECUTIVE DIRECTOR REMUNERATION
OBJECTIVE
The Group aims to reward executives and key management personnel with a level and mix of remuneration commensurate with their position and responsibilities within the Group and so as to:
Reward executives and key management personnel for Group and individual performance against targets set by reference to appropriate benchmarks;
•	Align the interests of executives with those of shareholders;

•	Link reward with the strategic goals and performance of the Group; and

•	Ensure total remuneration is competitive by market standards.
STRUCTURE
In determining the level and make-up of executive and key management personnel remuneration, the Board considers market levels of remuneration for comparable roles.
Employment contracts have been entered into with a number of key management personnel. Details of these contracts are provided on pages 31 and 32 of this report.
Remuneration consists of the following key elements:
•	Fixed remuneration

•	Variable remuneration — Short Term Incentive (‘STI’);

•	The proportion of fixed remuneration and variable remuneration is established for each key management personnel by the Remuneration Committee.
FIXED REMUNERATION
OBJECTIVE
The level of fixed remuneration is set so as to provide a base level of remuneration which is both appropriate to the position and is competitive in the market.

Directors’ Report — Remuneration Report (cont.)
Fixed remuneration is reviewed annually by the Nominations and Remuneration Committee and the process consists of a review of companywide and individual performance, relevant comparative remuneration in the market and internally and, where appropriate, external advice on policies and practices.
STRUCTURE
Executives are given the opportunity to receive their fixed (primary) remuneration in a variety of forms including cash and fringe benefits such as novated motor vehicle leases, superannuation salary sacrifice arrangements and expense payment plans. It is intended that the manner of payment chosen will be optimal for the recipient without creating extra cost for the Group. The fixed remuneration component of executives is detailed in Table 1 on page 33.
VARIABLE REMUNERATION — SHORT TERM INCENTIVE (STI)
OBJECTIVE
The objective of the STI program is to link the achievement of the Group’s operational targets with the remuneration received by the executives charged with meeting those targets. The total potential STI available is set at a level so as to provide sufficient incentive to the executive to achieve the operational targets and such that the cost to the Group is reasonable in the circumstances.
STRUCTURE
Actual STI payments granted to each executive depend on the extent to which specific operating targets set at the beginning of the financial year are met. The operational targets consist of a number of Key Performance Indicators (KPIs) covering both financial and non-financial measures of performance. Typically included are measures such as contribution to net operating results, risk management, productivity improvements and leadership/team contribution. The Group has predetermined benchmarks which must be met in order to trigger payments under the short term incentive scheme.
On an annual basis, after consideration of performance against KPIs, the individual performance of each executive is rated and taken into account when determining the amount, if any, of the short term incentive pool is allocated to each executive.
The aggregate of annual STI payments available for executives across the Group is subject to the approval of the Board. Payments made are usually delivered as a cash bonus or the issue of options or shares.
The STI program was applicable to the Chief Executive Officer, the Chief Financial Officer and the President — Metal Storm Inc for 2010. A sum of $97,088 under STI program was paid to Lee Finniear, $25,000 to Brett Farmer and $19,682 to P D Faulkner for 2009. $186,400 was paid to Dr Finniear during 2009 for 2008 performance under the STI program. The Board believes that appropriately designed equity based remuneration, including stock options, can be an effective form of remuneration when linked to performance objectives or hurdles. EquityÐbased remuneration, however, has limitations and can contribute to ‘shortÐtermism’ on the part of senior executives. Accordingly, the Board believes it is important that the design of appropriate schemes and the terms of such schemes should clearly prohibit entering into transactions or arrangements which limit the economic risk of participating in unvested entitlements under these schemes.
EMPLOYMENT CONTRACTS
Employment agreements have been entered into with the Chief Executive Officer, the Chief Financial Officer and the Managing Engineer. The President — Metal Storm Inc was employed under a letter of offer.
L J FINNIEAR, CHIEF EXECUTIVE OFFICER
Under the terms of this contract dated 26 February 2007, Dr Finniear will be paid a fixed component of $320,000 plus superannuation at reporting plus 1,000,000 options expiring on 8 March 2012 with an exercise price of $0.185 with an expiry date of 5 years from date of issue. Dr Finniear is entitled to short-term annual incentives equivalent to an amount up to 30% of his fixed component. Dr Finniear was granted a cash bonus of $97,088 on 29 September 2010 for making appropriate progress in the development of product, successful on time and budget delivery of military contracts, and performance in business operation and as a company director.
Dr Finniear may resign from his position and terminate this contract by providing three month’s written notice. The Company may terminate this employment agreement by providing three month’s written notice or providing payment in lieu of the notice period (based on the fixed component of Dr Finniear’s remuneration) plus a severance payment equal to six months of his fixed component. On termination, options that have not vested will be forfeited.
The Company may terminate the contract immediately at any time if serious misconduct has occurred.
/METAL STORM AR10   31

Directors’ Report — Remuneration Report (cont.)
B I FARMER, CHIEF FINANCIAL OFFICER AND COMPANY SECRETARY
Under the terms of this contract dated 16 December 2008, Mr Farmer will be paid a fixed component of $185,000 plus superannuation at the end of the reporting period.
Mr Farmer may resign from his position and terminate this contract by providing three month’s written notice. The Company may terminate this employment agreement by providing three month’s written notice or providing payment in lieu of the notice period (based on the fixed component of Mr Farmer’s remuneration).
The Company may terminate the contract at any time if serious misconduct had occurred, by providing one month notice or payment in lieu or part thereof.
N J PARTRIDGE, MANAGING ENGINEER
Under the terms of this contract dated 5 July 2010, Mr Partridge will be paid a fixed component of $150,000 plus superannuation at the end of the reporting period.
Mr Partridge may resign from his position and terminate this contract by providing three month’s written notice. The Company may terminate this employment agreement by providing three month’s written notice or providing payment in lieu of the notice period (based on the fixed component of Mr Partridge’s remuneration).
The Company may terminate the contract at any time if serious misconduct had occurred, by providing one month notice or payment in lieu or part thereof.
P D FAULKNER, PRESIDENT — METAL STORM INC
Mr Faulkner is employed through an at will employment arrangement. He will be paid a fixed component (US$214,820 at the end of the reporting period) and has been granted 200,000 options, all vested at the date of this report. Mr Faulkner is entitled to short-term annual incentives equivalent to an amount up to 10% of his base salary as detailed in Table 1.
G A ORRISON, DIRECTOR OF SALES — METAL STORM INC
Mr Orrison is employed through an at will employment arrangement. He will be paid a fixed component (US$125,000 at the end of the reporting period). Mr Orrison is entitled to a commission equivalent to 4% of the first $100,000 of revenue and 1% of revenue over $100,000.

Directors’ Report — Remuneration Report (cont.)
REMUNERATION OF KEY MANAGEMENT PERSONNEL
Table 1: Directors’ Remuneration For the year ended 31 December 2010

	SHORT TERM
	EMPLOYEE BENEFITS
	SALARY AND	CASH	NON		POST EMPLOYMENT	SHARE BASED		TOTAL	PERFORMANCE
NAME AND	FEES	BONUS	MONETARY BENEFIT	OTHER	BENEFITS	PAYMENTS	TERMINATION	REMUNERATION	RELATED
POSITION	$	$	$	$	$	$	$	$	%
T J O’Dwyer	80,000	—	—	—	—	—	—	80,000
Chairman (Non-Executive)

J R Nicholls	50,000	—	—	—	—	—	—	50,000
Director (Non-Executive)

T W Tappenden	60,000	—	—	—	—	—	—	60,000
Director (Non-Executive) Appointed 1/7/08

W Henkel	8,333	—	—	—	—	—	—	8,333
Director (Non-Executive) Appointed 2/11/10

Total Non Executive	198,333	—	—	—	—	—	—	198,333
Directors

L J Finniear	320,000	97,088	—	—	37,538	—	—	454,626	21.4%
Managing Director and Chief Executive Officer

Total Executive	320,000	97,088	—	—	37,538	—	—	454,626	—
Directors

B I Farmer	159,558	25,000	—	—	16,610	—	—	201,168	12.4%
Chief Financial Officer and Company Secretary

P D Faulkner	237,344	19,682	12,997	—	7,711	—	—	277,734	7.1%
President — Metal Storm Inc.

N J Partridge	75,000	—	—	—	6,750	—	—	81,750	—
Chief Engineer Appointed 05/07/2010

G A Orrison — Director of	21,062	—	1,818	—	—	—	—	22,880	—
Sales, Metal Storm Inc Appointed 01/11/2010

P R Wetzig	79,184	—	—	—	—	—	—	79,184	—
Company Secretary Resigned 24 /09/2010

D M Pashen	117,692	12,000	—	—	12,991	15,000	—	157,683	7.6%
Chief Engineer Resigned 15/10/2010

A D Schatz	175,806	—	980	2,744	5,072	—	—	184,602	—
Vice President - Business Development Resigned 04/01/ 2011

Total Other Key	865,646	56,682	15,795	2,744	49,134	15,000	—	1,005,001	—
Management

Total Remuneration	1,383,979	153,770	15,795	2,744	86,672	15,000	—	1,657,960	—
of Key Management Personnel

/METAL STORM AR10   33

Directors’ Report — Remuneration Report (cont.)
REMUNERATION OF KEY MANAGEMENT PERSONNEL
Table 2: Directors’ Remuneration for the year ended 31 December 2009

	SHORT TERM
	EMPLOYEE BENEFITS
	SALARY AND	CASH	NON		POST EMPLOYMENT	SHARE BASED		TOTAL	PERFORMANCE
NAME AND	FEES	BONUS	MONETARY BENEFIT	OTHER	BENEFITS	PAYMENTS	TERMINATION	REMUNERATION	RELATED
POSITION	$	$	$	$	$	$	$	$	%
T J O’Dwyer	80,000	—	—	—	—	—	—	80,000	—
Chairman (Non-Executive)

P D Jonson	7,500	—	—	—	—	—	—	7,500	—
Director (Non-Executive) Resigned 16/2/09

J R Nicholls	50,000	—	—	—	—	—	—	50,000	—
Director (Non-Executive)

T W Tappenden	60,000	—	—	—	—	—	—	60,000	—
Director (Non-Executive) Appointed 1/7/08

Total Non Executive	197,500		—	—	—	—	—	197,500	—
Directors

L J Finniear	320,000	186,400	—	—	45,576	—	—	551,976	33.8%
Managing Director and Chief Executive Officer

Total Executive	320,000	186,400	—	—	45,576	—	—	551,976	—
Directors

B I Farmer	150,000	—	—	—	13,500	2,340	—	165,840	—
Chief Financial Officer and Company Secretary

P D Faulkner	272,838	—	15,622	—	8,138	—	—	296,598	—
President — Metal Storm Inc.

P R Wetzig	83,300	—	—	—	—	—	—	83,300	—
Company Secretary

D M Pashen	135,840	—	14,160	—	13,500	2,340	—	165,840	—
Chief Engineer appointed 8/9/08

A D Schatz	180,836	—	7,601	—	5,425	—	—	193,862	—
Vice President - Business Development Resigned 04/01/2011

Total Other Key	822,814	—	37,383	—	40,563	4,680	—	905,440	—
Management

Total Remuneration	1,340,314	186,400	37,383	—	86,139	4,680	—	1,654,916	—
of Key Management Personnel

During the financial year no options were granted to Directors in respect of Directors Fees for the 2010 financial year (2009: Nil) and no options were granted or issued to executives as equity compensation for services performed in the 2010 year (2009: Nil).
During the year ended 31 December 2010, 652,183 ordinary shares were granted to David Pashen as part of remuneration. No other shares were granted to Directors or Executive as part of remuneration (2009: Nil).
Options are valued using the Black-Scholes option pricing model. See note 32 of the financial statements. There were no alterations to the terms and conditions of options granted as remuneration since their grant date.
There were no forfeitures during the period.
The maximum grant, which will be payable assuming that all services criteria are met, is equal to the number of options or rights granted multiplied by the fair value at the grant date. The minimum grant payable assuming that services criteria are not met is zero.

Directors’ Report (cont.)
DIRECTORS’ MEETINGS
The following table sets out the number of Director’s meetings (including meetings of Committees of Directors) held during the Financial Year and the number of meetings attended by each Director (while they were a Director or Committee member). During the financial year, 17 Board meetings, 3 Audit Committee meetings and 4 Nominations and Remuneration Committee meeting were held.
Table 3: Director’s meetings held during the year

			MEETINGS OF COMMITTEES
			Audit		Nominations and Remuneration
	Board of Directors		Committee		Committee
	17 meetings held during year		3 meetings held during year		4 meeting held during year
DIRECTORS	Eligible to attend	Attended	Eligible to attend	Attended	Eligible to attend	Attended
T J O’Dwyer	17	17	3	2	4	4
J R Nicholls	17	16	3	3	4	4
L J Finniear	17	17	—	—	—	—
T W Tappenden	17	17	3	3	4	4
W Henkel	2	2	—	—	—	—

-	Not a member of the relevant committee.
AUDIT INDEPENDENCE AND NON-AUDIT SERVICES
A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 36.
NON AUDIT SERVICES
Details of non-audit services provided by the entity’s auditor, PricewaterhouseCoopers are included in note 25 (b) of the financial statements. The Directors are satisfied that the provision of non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act. The nature and scope of each type of non-audit service provided means that auditor independence was not compromised following advice from the Audit Committee of the Group.
This report is made in accordance with a resolution of directors.
T J O’Dwyer
Director
Brisbane
Date: 31 March 2011
/METAL STORM AR10   35

Auditor’s Independence Declaration
As lead auditor for the audit of Metal Strom Limited for the year ended 31 December 2010, I declare that to the best of my knowledge and belief, there have been:
a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

b)	no contraventions of any applicable code of professional conduct in relation to the audit.
This declaration is in respect of Metal Storm Limited and the entities it controlled during the period.

Robert Hubbard Partner PricewaterhouseCoopers	Brisbane 31 March 2011
PricewaterhouseCoopers, ABN 52 780 433 757
Riverside Centre, 123 Eagle Street, GPO BOX 150, BRISBANE QLD 4001
DX 77 Brisbane, Australia
T +61 7 3257 5000, F +61 7 3257 5999, www.pwc.com.au

FINANCIAL STATEMENTS
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the year ended 31 December 2010

	NOTE	2010 $	2009$
Revenue	6	3,345,016	1,112,481

Gain on extinguishment of debt	18	—	2,467,609
Fair value movement in derivative	16	407,041	(224,611)
Consumables used		(736,144)	(154,960)
Finance costs	7	(4,304,903)	(5,749,555)
Employee expenses	7	(4,237,269)	(4,491,565)
Professional fees		(991,581)	(1,187,842)
Research and development		(603,413)	(976,994)
Facilities and equipment		(465,073)	(755,798)
Administrative expenses		(480,752)	(515,215)
Public relations and compliance		(563,762)	(403,830)
Travel expenses		(127,602)	(246,809)
Communication and technology		(159,139)	(234,022)
Gain on available-for-sale financial assets	7 & 10	—	75,000
Net foreign exchange differences		(20,672)	(21,553)

Loss before Income tax		(8,938,253)	(11,307,664)

Income tax expense	8	—	—
Loss for the year		(8,938,253)	(11,307,664)

Other comprehensive income		17,149	41,523
• Currency Translation difference

• Other comprehensive income for the year		17,149	41,523

Total Comprehensive income for the year		(8,921,104)	(11,266,141)
Earnings per share (cents per share)	31	(0.6)	(1.2)
• Basic and diluted loss for the year attributable to ordinary owners of the parent
The above Consolidated Statement of Comprehensive Income should be read in conjunction with the accompanying notes.
/METAL STORM AR 10   37

Financial Statements (cont.)
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 December 2010

	NOTE	2010 $	2009$
Assets
Current assets
Cash and cash equivalents	9	1,166,661	67,350
Trade and other receivables	11	555,866	309,284

Total current assets		1,722,527	376,634

Non-current assets
Other assets	12	78,210	28,679
Property, plant and equipment	13	346,219	423,715
Intangible assets and goodwill	14	—	612

Total non-current assets		424,429	453,006

Total assets		2,146,956	829,640

Liabilities
Current liabilities
Trade and other payables	15	1,187,070	1,417,188
Conversion derivative	16	1,888,067	2,337,200
Non-interest bearing loans and borrowings	17	13,339,952	11,822,962
Interest-bearing loans and borrowings	18	4,198,777	4,070,584
Provisions	19	22,475	359,024

Total current liabilities		20,636,341	20,006,958

Non-current liabilities
Interest-bearing loans and borrowings	20	—	7,630
Other		—	16,056

Total non-current liabilities		—	23,686

Total liabilities		20,636,341	20,030,644

Net assets (liabilities)		(18,489,385)	(19,201,004)

Equity
Contributed equity	21	77,683,753	70,075,033
Reserves	22	12,511,176	10,470,024
Accumulated losses	23	(108,684,314)	(99,746,061)

Total equity (deficiency)		(18,489,385)	(19,201,004)
The above Consolidated Statement of Financial Position should be read in conjunction with the accompanying notes.

Financial Statements (cont.)
CONSOLIDATED STATEMENT OF CASH FLOW
For the year ended 31 December 2010

	NOTE	2010 $	2009$
Cash Flows From Operating Activities
Receipts from customers (inclusive of GST)		2,550,535	1,576,199
Payments to suppliers and employees (inclusive of GST)		(8,888,703)	(8,693,671)
Interest and other costs of finance paid		(479,722)	(1,586,756)
Research and development tax rebate	6	628,290	—

Net cash outflow from operating activities	30	(6,189,600)	(8,704,228)

Cash Flows From Investing Activities
Purchase of property, plant and equipment		(16,732)	(77,426)
Interest received		23,458	190,032
Proceeds from sale of available-for-sale financial assets		—	85,000

Net cash inflow from investing activities		6,726	197,606

Cash Flows From Financing Activities
Proceeds from issues of shares		7,071,247	3,326,194
Share issue costs		(203,683)	(160,701)
Proceeds from borrowings		884,024	426,714
Repayment of borrowings		(471,138)	(2,543,542)

Net cash inflow from financing activities		7,280,450	1,048,665

Net movement in cash and cash equivalents		1,097,576	(7,457,957)
Net foreign exchange differences		1,735	(45,985)
Cash and cash equivalents at beginning of period		67,350	7,571,292

Cash and cash equivalents at year end	9	1,166,661	67,350
The above Consolidated Statement of Cash Flow should be read in conjunction with the accompanying notes.
/METAL STORM AR 10   39

Financial Statements (cont.)
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the year ended 31 December 2010

	ISSUED		ACCUMULATED	TOTAL
	CAPITAL	RESERVES	LOSSES	EQUITY
Consolidated	$	$	$	$
At 1 January 2009	66,209,718	9,035,414	(88,438,397)	(13,193,265)
Total comprehensive income for the year		41,523	(11,307,664)	(11,266,141)
Transactions with the owners in their capacity as owners
Net increase in option and share reserves	—	1,393,087	—	1,393,087
Exercise of options	1,294	—	—	1,294
Conversion of notes	662,772	—	—	662,772
Issue of share capital	3,361,950	—	—	3,361,950
Share issue cost	(160,701)	—	—	(160,701)

At 1 January 2010	70,075,033	10,470,024	(99,746,061)	(19,201,004)

Total comprehensive income for the year	—	17,149	(8,938,253)	(8,921,104)

Transactions with the owners in their capacity as owners
Net increase in option and share reserves	—	2,024,003		2,024,003
Exercise of options	55,540			55,540
Conversion of notes	342,791			342,791
Issue of share capital	7,260,692			7,160,086
Share issue costs	(50,303)	—	—	(50,303)

At 31 December 2010	77,683,753	12,511,176	(108,684,314)	(18,489,385)
The above Consolidated Statement of Changes in Equity should be read in conjunction with the accompanying notes.

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2010
CONTENTS

1. Going Concern	42
2. Summary Of Significant Accounting Policies	43
3. Financial Risk Management	52
4. Critical Accounting Estimates And Judgements	55
5. Segment Information	56
6. Revenue	57
7. Expenses	57
8. Income Tax	57
9. Current Assets — Cash And Cash Equivalents	59
10. Available-For-Sale Financial Investments	59
11. Current Assets — Trade And Other Receivables	59
12. Non-Current Assets — Other Assets	60
13. Non-Current Assets — Property, Plant And Equipment	60
14. Non-Current Assets — Intangible Assets And Goodwill	61
15. Current Liabilities — Trade And Other Payables	61
16. Current Liabilities — Conversion Derivative	62
17. Current Liabilities — Non-Interest Bearing Loans And Borrowings	62
18. Current Liabilities — Interest Bearing Loans And Borrowings	62
19. Current Liabilities — Provisions	64
20. Non-Current Liabilities — Interest Bearing Loans And Borrowings	64
21. Contributed Equity	64
22. Reserves	65
23. Accumulated Losses	66
24. Key Management Personnel Disclosures	66
25. Remuneration Of Auditors	69
26. Commitments	69
27. Related Party Transactions	70
28. Subsidiaries	70
29. Events Occurring After The End Of The Reporting Period	70
30. Reconciliation Of Loss After Income Tax To Net Cash Inflow From Operating Activities	71
31. Earnings Per Share	71
32. Share-Based Payments	72
33. Parent Entity Disclosures	73
/METAL STORM AR 10   41

Notes to the financial statements (cont.)
1. GOING CONCERN
The financial statements have been prepared on the basis of going concern which contemplates continuity of normal business activities and the realisation of assets and settlement of liabilities in the ordinary course of business.
Key financial data for the Group for the financial year ended 31 December 2010 and 2009 is disclosed below:

	2010 $	2009 $
Cash at Bank	1,166,661	67,350
Loss for the Year	(8,938,253)	(11,307,664)
Net cash outflow from operating activities	(6,189,600)	(8,704,228)
Net liabilities	(18,489,385)	(19,201,004)
Metal Storm relies heavily on additional capital to fund its operations. Over the past 12 months more than $7 million was received in exchange for shares and options. These funds were received through a Rights Issue to existing shareholders, various subscription agreements and two equity line of credit facilities.
The current equity line of credit facility (Line Agreement) is with Dutchess Opportunity Fund. The level of funding provided for by the Line Agreement is variable which creates uncertainty over the cash inflows the Group may receive over the next 12 months. Funding is received under the Line Agreement in tranches as frequent as up to every 5 business days and each tranche can be up to $200,000. The level of funding available under the Line Agreement includes the possibility of certain adjustment events. Adjustment events may reduce the level of funding received in a particular tranche by 1/5th for every day an adjustment event occurs. Additionally, the level of funds likely to be provided under the Line Agreement may be less than the Groups historical cash requirements and management’s forecasts for business operations. To date, the Line Agreement has been supplemented by equity placements, however, the availability of such placements in the future is uncertain.
In addition to the reliance on new issues of capital and the variability and uncertainty of capital receipts, the Company’s convertible notes mature on 1 September 2011. Noteholders were provided the option to receive their capital back at maturity or convert their holding to shares in the Company during or at the end of the term. If no more notes are converted to shares, the debt payable by the Company would be approximately $19m. Whilst Noteholders receive a 10% discount on the share price by converting, there is no guarantee all or any noteholders will utilise this incentive and convert their holdings to shares. The magnitude of the capital raising required to repay the convertible note debt is significantly greater than the Company has been able to source in recent years. At present the Company is in early negotiations with a number of parties with the objectives of developing alternatives for restructuring and/or repayment of the convertible notes. In the absence of conversion, restructuring or a significant capital raising the Company will not be in a position to satisfy the liability to the noteholders.
Therefore, there is material uncertainty with regards to the Group’s ability to continue as a going concern for the next 12 months and, therefore whether the Group will realise its assets and settle its liabilities at amounts different from those stated in the financial statements.
In order to reduce or eliminate this uncertainty and continue operating for the next 12 months, the Group will continue to seek new or additional sources of funding. The Company has successfully conducted a number of small equity placements during 2010 and is actively working to source additional equity in the coming months to meet its short term cash flow needs and a more substantial capital investment as part of its initiatives to restructure its convertible note debt which is due on 1 September 2011.
The Directors have a responsibility to prepare the financial statements in accordance with accounting standards. Accounting Standard AASB 101 requires entities to prepare financial statements on a going concern basis unless they intend to liquidate, cease trading or have no alternative but to do so.
The Directors believe that the Group has reasonable prospects of refinancing the convertible notes and securing sufficient funding to fund its operations for the foreseeable future and as a consequence they have no intention to liquidate or cease trading. The Directors believe they have reasonable grounds to expect that they can raise additional capital in the timeframes required in order to meet their debts as and when they fall due.
No adjustments have been made to the financial statements relating to the recoverability and classification of the asset carrying amounts or classification of liabilities that might be necessary should the Group not continue as a going concern.

Notes to the financial statements (cont.)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The principal accounting policies adopted in the preparation of the financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial statements include separate financial statements for Metal Storm Limited as an individual entity and the Group consisting of Metal Storm Limited and its subsidiaries.
A. BASIS OF PREPARATION
These general purpose financial statements have been prepared in accordance with Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the Corporations Act 2001.
•	Financial statement presentation. The group has applied the revised AASB 101 Presentation of Financial Statements which became effective on 1 January 2009. The revised standard requires the separate presentation of a statement of comprehensive income and a statement of changes in equity. All non-owner changes in equity must now be presented in the statement of comprehensive income. As a consequence, the group had to change the presentation of its financial statements. Comparative information has been re-presented so that it is also in conformity with the revised standard.

•	Compliance with IFRS . Australian Accounting Standards include Australian equivalents to International Financial Reporting Standards (AIFRS). Compliance with AIFRS ensures that the consolidated financial statements and notes of Metal Storm Limited comply with International Financial Reporting Standards (IFRS). The Group’s financial statements and notes also comply with IFRS.
The Group’s financial statements are in compliance with IFRS as issued by the IASB.
•	Historical cost convention. These financial statements have been prepared under the historical cost convention, except for available-for-sale financial assets, which are at fair value through equity on the statement of financial position, and embedded derivative, which is at fair value through profit and loss.

•	Critical accounting estimates. The preparation of financial statements in conformity with AIFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 4.

•	Change in accounting policy. The Group has changed its accounting policy relating to the classification of Government grants. The Group now classifies Government Grants related to the Research and Development tax rebate as an item of revenue. In 2009, there were no tax rebates received. The effect of the change in policy on the Statement of Comprehensive Income is outlined in the table below. There is no effect on the Statement of Financial Position, Statement of Cash Flows and Statement of Changes in Equity.

	2010 ORIGINAL	2010 REVISED	2009 ORIGINAL	2009 REVISED
Revenue	2,716,726	3,345,016	1,112,481	1,112,481
Research and development expenditure	24,877	(603,413)	(976,994)	(976,994)
Net loss for the year	(8,938,253)	(8,938,253)	(11,307,664)	(11,307,664)
Basic and diluted earnings per share	(0.06)	(0.06)	(1.2)	(1.2)
The Company believes the change of policy better shows the research and development expenditure the Company incurred and the total gross expenditure that would not be seen under the original policy. The financial statements therefore present more reliable information.
B. PRINCIPLES OF CONSOLIDATION
The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Metal Storm Limited as at 31 December 2010 and the results of all subsidiaries for the year then ended. Metal Storm Limited and its subsidiaries together are referred to in these financial statements as the Group.
Subsidiaries are all those entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies.
Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.
The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group (refer to note 2 (j)).
Intercompany transactions, balances and gains on transactions between Group companies are eliminated. Losses are also eliminated
/METAL STORM AR 10   43

Notes to the financial statements (cont.)
2. Summary of significant accounting policies (cont.) / b. Principles of consolidation (cont.)
unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.
The Group applies a policy of treating transactions with minority interests as transaction with parties external to the Group. Disposals to minority interests result in gains or losses for the Group that are recorded in the Statements of Comprehensive Income. Purchases from minority interests result in goodwill, being the difference any consideration paid and the relevant share acquired of the carrying value of identifiable net assets of the subsidiary.
C. SEGMENT REPORTING
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer.
D. FOREIGN CURRENCY TRANSLATION
•	Functional and presentation currency. Items included in the financial statements for Metal Storm Limited and Metal Storm Inc are presented in their functional currencies, which is the Australian Dollar. The functional currency is assessed at each reporting date.

•	Transactions and balances. Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in profit or loss. Translation differences on non-monetary financial assets and liabilities are reported as part of the fair value gain or loss. Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognised in profit or loss as part of the fair value gain or loss. Translation differences on non-monetary financial assets such as equities classified as available-for-sale financial assets are included in the fair value reserve in equity.

•	Group companies. The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
•	Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;
•	Income and expenses for each Statement of Comprehensive Income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
•	All resulting exchange differences are recognised in other comprehensive income.
E. REVENUE RECOGNITION
Revenue is measured at the fair value of the consideration received or receivable.
The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group’s activities as described below. The amount of revenue is not considered to be reliably measurable until all contingencies relating to the sale have been resolved. The Group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.
REVENUE IS RECOGNISED FOR THE MAJOR BUSINESS ACTIVITIES AS FOLLOWS:
•	Contract Revenue. Contract revenue and expenses are recognised in accordance with the percentage of completion method unless the outcome of the contract cannot be reliably estimated. Where it is probable that a loss will arise from a contract the excess of total expected contract costs over total expected contract revenue is recognised as an expense immediately. Where the outcome of a contract cannot be reliably estimated, contract costs are recognised as an expense when incurred, and where it is probable that the costs will be recovered, revenue is recognised to the extent of costs incurred. Depending on the type of the contract, the stage of completion is measured by reference to labour hours incurred to date as a percentage of estimated total labour hours or by costs incurred to date as a percentage of estimated total costs for each contract. Revenue from cost plus contracts is recognised by reference to the recoverable costs incurred during the reporting period plus the percentage of fees earned. The percentage of fees earned is measured by the proportion that costs incurred to date bear to the estimated total costs of the contract.
•	Interest income. Interest income is recognised on a time proportion basis using the effective interest method. When a receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loans is recognised using the original effective interest rate.

Notes to the financial statements (cont.)
2. Summary of significant accounting policies (cont.) / e. Revenue recognition (cont.)
•	Sale of goods. Revenue from the sale of goods is recognised when a group entity sells a product to the customer. Sales are recorded based on the price specified in the sales contracts. Sales of goods are recognised when a group entity has delivered products to the customer. Delivery does not occur until the products have been shipped to the specified location and the risks of ownership have been transferred to the customer.
F. GOVERNMENT GRANTS
Grants from the government, including Australian Research and Development Tax Rebates, are recognised at their fair value where there is a reasonable assurance that the grant will be received and the group will comply with all attached conditions.

Government grants relating to costs are recognised in the Statements of Comprehensive Income as revenue.
Government grants relating to the purchase of property, plant and equipment are included in non-current liabilities as deferred income and are credited to the Statements of Comprehensive Income on a straight-line basis over the expected lives of the related assets.
G. RESEARCH AND DEVELOPMENT
Research expenditure is recognised as an expense as incurred. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognised as intangible assets when it is probable that the project will, after considering its commercial and technical feasibility, be completed and generate future economic benefits and its costs can be measured reliably.

The expenditure capitalised comprises all directly attributable costs, including costs of materials, services, direct labour and an appropriate proportion of overheads. Other development expenditures that do not meet these criteria are recognised as an expense as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period. Capitalised development costs are recorded as intangible assets and amortised from the point at which the asset is ready for use on a straight-line basis over its useful life.
H. INCOME TAX
The income tax expense or revenue for the period is the tax payable on the current period’s taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.
Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit nor loss.
Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.
Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.
Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the Company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.
Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.
Current and deferred tax is recognised in profit or loss, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively.
I. LEASES
Leases of property, plant and equipment where the Group, as lessee, has substantially all the risks and rewards of ownership are classified as finance leases (note 26 (b)). Finance leases are capitalised at the lease’s inception at the fair value of the leased property or, if lower, the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in other short-term and long-term payables. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to the Statements of Comprehensive Income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the asset’s useful life and the lease term.
/METAL STORM AR 10   45

Notes to the financial statements (cont.)
2. Summary of significant accounting policies (cont.) / i. Leases (cont.)
Leases in which a significant portion of the risks and rewards of ownership are not transferred to the Group as lessee are classified as operating leases (note 26 (a)). Payments made under operating leases (net of any incentives received from the lessor) are charged to the Statements of Comprehensive Income on a straight-line basis over the period of the lease.
J. BUSINESS COMBINATIONS
The purchase method of accounting is used to account for all business combinations, including business combinations involving entities or businesses under common control, regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, equity instruments issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the fair value of the instruments is their published market price as at the date of exchange unless, in rare circumstances, it can be demonstrated that the published price at the date of exchange is an unreliable indicator of fair value and that other evidence and valuation methods provide a more reliable measure of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.
Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill (refer to note 2(r)(i)).
If the cost of acquisition is less than the Group’s share of the fair value of the identifiable net assets of the subsidiary acquired, the difference is recognised directly in the Statements of Comprehensive Income, but only after a reassessment of the identification and measurement of the net assets acquired.
Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.
K. IMPAIRMENT OF ASSETS
Goodwill and intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at the end of each reporting period.
L. CASH AND CASH EQUIVALENTS
For statement of cash flows presentation purposes, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.
M. TRADE RECEIVABLES
Trade receivables are initially recognised at fair value and are stated net of any provisions for impairment. Trade receivables are generally due for settlement within 30 days.
Collectibility of trade receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments (more than 30 days overdue) are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Cash flows relating to short-term receivables are not discounted if the effect of discounting is immaterial. The amount of the provision is recognised in the Statements of Comprehensive Income in administrative expenditure.
The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognised in the Statements of Comprehensive Income within ‘administrative expenditure’. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against administrative expenditure in the Statements of Comprehensive Income.

Notes to the financial statements (cont.)
2. Summary of significant accounting policies (cont.) / m. Trade receivables (cont.)
N. INVESTMENTS AND OTHER FINANCIAL ASSETS
•	Classification. The Group classifies its investments in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and, in the case of assets classified as held-to-maturity, re-evaluates this designation at the end of each reporting period.

•	Financial assets at fair value through profit or loss. Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are classified as held for trading unless they are designated as hedges. Assets in this category are classified as current assets.

•	Loans and receivables. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the end of the reporting period which are classified as non-current assets. Loans and receivables are included in trade and other receivables in the statement of financial position (notes 11 and 12).

•	Held-to-maturity investments. Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group’s management has the positive intention and ability to hold to maturity. If the Group were to sell other than an insignificant amount of held-to-maturity financial assets, the whole category would be tainted and reclassified as available-for-sale. Held-to-maturity financial assets are included in non-current assets, except for those with maturities less than 12 months from the end of the reporting period, which are classified as current assets.

•	Available-for- sale investments. Available-for-sale financial assets, comprising principally marketable equity securities, are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of the investment within 12 months of the end of the reporting period. Investments are designated as available-for-sale if they do not have fixed maturities and fixed or determinable payments and management intends to hold them for the medium to long term.
•	Recognition and derecognition. Regular purchases and sales of financial assets are recognised on trade date — the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognised at fair value and transaction costs are expensed in the Statements of Comprehensive Income. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership. When securities classified as available-for-sale are sold, the accumulated fair value adjustments recognised in equity are included in the Statements of Comprehensive Income as gains and losses from investment securities.

•	Subsequent measurement. Loans and receivables and held-to-maturity investments are carried at amortised cost using the effective interest method. Available-for-sale financial investments and financial assets at fair value through profit and loss are subsequently carried at fair value. Gains or losses arising from changes in the fair value of the ‘financial assets at fair value through profit or loss’ category are presented in the Statements of Comprehensive Income within other income or other expenses in the period in which they arise. Dividend income from financial assets at fair value through profit and loss is recognised in the Statements of Comprehensive Income as part of revenue when the Group’s right to receive payments is established. Changes in the fair value of monetary securities denominated in a foreign currency and classified as available-for-sale are analysed between translation differences resulting from changes in amortised cost of the security and other changes in the carrying amount of the security. The translation differences related to changes in the amortised cost are recognised in profit or loss, and other changes in carrying amount are recognised in other comprehensive income. Changes in the fair value of other monetary and non-monetary securities classified as available-for-sale are recognised in other comprehensive income.

•	Fair value. The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models making maximum use of market inputs and relying as little as possible on entity-specific inputs.

•	Impairment. The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. In the case of financial instruments classified as available-for-sale, a significant or prolonged decline in the fair value of a security below its cost is considered as an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss — is removed from equity and recognised in the Statements of Comprehensive Income. Impairment losses recognised in the Statements of Comprehensive Income on instruments classified as available-for-sale are not reversed through the Statements of Comprehensive Income.
/METAL STORM AR 10   47

Notes to the financial statements (cont.)
2. Summary of significant accounting policies (cont.)
O. DERIVATIVES
Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period.
P. FAIR VALUE ESTIMATION
The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes. The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Group is the current bid price.
The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at the end of each reporting period. Quoted market prices or dealer quotes for similar instruments are used for long-term debt instruments held.
The carrying value less impairment provision of trade receivables and payables are assumed to approximate their fair values due to their short-term nature. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.
Q. PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment is stated at historical cost less accumulated depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognised. All other repairs and maintenance are charged to the Statements of Comprehensive Income during the reporting period in which they are incurred.
Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost or revalued amounts, net of their residual values, over their estimated useful lives, as follows:

Machinery	5 — 10 years	Leasehold improvements	5 years
Furniture, fittings and equipment	2 — 5 years	Leased plant and equipment	1 — 5 years
The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.
An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 2 (k)).
Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the Statements of Comprehensive Income. When revalued assets are sold, it is Group policy to transfer the amounts included in other reserves in respect of those assets to retained earnings.
R. INTANGIBLE ASSETS
•	Goodwill. Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates. Goodwill is not amortised. Instead, goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to cash-generating units for the purpose of impairment testing. Each of those cash-generating units represents the Group’s investment in each country of operation by each reporting segment.

•	Software. Purchased computer software licences are capitalised as intangible non-current assets where they have a useful economic life of more than one year. They are amortised on a straight line basis over the shorter of the term of the license and their useful economic life. Impairment testing is carried out annually where an indicator of impairment exists. Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in profit or loss when the asset is derecognised. No gains or losses arising from derecognition of intangible assets were recognised in 2010 or 2009.

Notes to the financial statements (cont.)
2. Summary of significant accounting policies (cont.)
S. TRADE AND OTHER PAYABLES
These amounts represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.
T. BORROWINGS
Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in the Statements of Comprehensive Income over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities, which are not an incremental cost relating to the actual draw-down of the facility, are recognised as prepayments and amortised on a straight-line basis over the term of the facility.
The fair value of the liability portion of a convertible bond is determined using a market interest rate for an equivalent non-convertible bond. This amount is recorded as a liability on an amortised cost basis until extinguished on conversion or maturity of the bonds. The remainder of the proceeds is allocated to the conversion option. This is recognised and included in shareholders’ equity, net of income tax effects.
Borrowings are removed from the statement of financial position when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognised in the profit and loss. Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the end of the reporting period.
An exchange of an existing debt instrument for a new instrument with the lender on substantially different terms is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. An assessment is made as to whether the terms are substantially different considering qualitative and quantitative characteristics. For example, if the discounted present value calculated using the original effective interest rate of the cash flows under the new terms, including fees, is at least 10 per cent different from the discounted present value of the remaining cash flows of the original financial liability, or if the qualitative assessment concludes that the nature and risk profile of the original financial liability is materially different from that of the new financial liability based on the terms of the instruments including repayment terms, coupon terms and call options, the original financial liability is extinguished.
When an exchange is accounted for as an extinguishment, any costs or fees incurred are recognised as part of the gain or loss on the extinguishment.
The difference between the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognised in profit or loss.
U. BORROWING COSTS
Borrowing costs incurred for the construction of any qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for its intended use or sale.
Other borrowing costs are expensed as incurred.
V. PROVISIONS
Provisions for legal claims, onerous lease and make good obligations are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount has been reliably estimated. Provisions are not recognised for future operating losses. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognised as interest expense.
Where the events and or items being provided for resolve themselves without the need to utilise the provision, the provision will be derecoginised.
/METAL STORM AR 10   49

Notes to the financial statements (cont.)
2. Summary of significant accounting policies (cont.)
W. EMPLOYEE BENEFITS
•	Wages and salaries, annual leave and sick leave. Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months of the end of the reporting period are recognised in provisions in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled.
•	Long service leave. The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the end of the reporting period on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.
•	Share-based payments. Share-based compensation benefits are provided to employees at the absolute discretion of the Board or via the Metal Storm Limited Employee Share Option Plan. Information relating to these schemes is set out in note 32. The fair value of options or shares granted is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the employees become unconditionally entitled to the options. The fair value is determined based on grant date. For options, a Black-Scholes option pricing model is used that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.
•	Post employment benefits. Superannuation is paid in Australia at a rate of 9% on the employee’s gross wage. All 401k contributions are paid in the United States with matching contribution equal to 50% on the first 6% of the participant’s compensation.
•	Bonus plans. The group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.
X. SHARE-BASED PAYMENTS
Share-based payments are recognised as expenses when the goods or services received in return for the share-based payment are received. Share-based payments are recognised as assets when the goods or services received in the transaction qualify for recognition as assets.
Share-based payments are measured at the value of the goods or services received. Where the goods or services received cannot be reliably measured the share-based payment is measured at fair value at grant date.
Y. CONTRIBUTED EQUITY
Ordinary shares are classified as equity.
Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options for the acquisition of a business are not included in the cost of the acquisition as part of the purchase consideration, they are expensed.
Z. GOODS AND SERVICES TAX (GST)
Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognised as part of the cost of acquisition of the asset or as part of the expense.
Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the statement of financial position.
Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flow.
•	Earnings per share
•	Basic earnings per share. Basic earnings per share is calculated by dividing the profit attributable to owners of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year.
•	Diluted earnings per shares. Diluted earnings per share adjusts the figures used in determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

Notes to the financial statements (cont.)
2. Summary of significant accounting policies (cont.) / z. Goods and Services Tax (GST) (cont.)
•	Parent entity financial information . The financial information for the parent entity, Metal Storm Limited, disclosed in note 33 has been prepared on the same basis as the consolidated financial statements, except as set out below.
•	Investments in subsidiaries. Investments in subsidiaries are accounted for at cost in the financial statements of Metal Storm Limited. Dividends received from associates are recognised in the parent entity’s profit or loss, rather than being deducted from the carrying amount of these investments.
•	New accounting standards and interpretations. Certain new Australian accounting standards have been published that are not mandatory for 31 December 2010 reporting periods. The Group’s assessment of the impact of these new Australian accounting standards is set out below.
•	AASB 2009-10 Amendments to Australian Accounting Standards — Classification of Rights Issues [AASB 132] (effective from 1 February 2010) In October 2009 the AASB issued an amendment to AASB 132 Financial Instruments: Presentation which addresses the accounting for rights issues that are denominated in a currency other than the functional currency of the issuer. Provided certain conditions are met, such rights issues are now classified as equity regardless of the currency in which the exercise price is denominated. Previously, these issues had to be accounted for as derivative liabilities. The amendment must be applied retrospectively in accordance with AASB 108 Accounting Policies, Changes in Accounting Estimates and Errors. The group will apply the amended standard from 1 January 2011. As the group has not made any such rights issues, the amendment will not have any effect on the group’s or the parent entity’s financial statements.

•	AASB 9 Financial Instruments and AASB 2009-11 Amendments to Australian Accounting Standards arising from AASB 9 (effective from 1 January 2013) AASB 9 Financial Instruments addresses the classification and measurement of financial assets and may affect the group’s accounting for its financial assets. The standard is not applicable until 1 January 2013 but is available for early adoption. The group is yet to assess its full impact. The group has not yet decided when to adopt AASB 9.

•	AASB Interpretation 19 Extinguishing financial liabilities with equity instruments and AASB 2009-13 Amendments to Australian Accounting Standards arising from Interpretation 19 (effective from 1 July 2010) AASB Interpretation 19 clarifies the accounting when an entity renegotiates the terms of its debt with the result that the liability is extinguished by the debtor issuing its own equity instruments to the creditor (debt for equity swap). It requires a gain or loss to be recognised in profit or loss which is measured as the difference between the carrying amount of the financial liability and the fair value of the equity instruments issued. The group will apply the interpretation from 1 January 2011. The group is yet to assess its full impact.

•	Revised AASB 124 Related Party Disclosures and AASB 2009-12 Amendments to Australian Accounting Standards (effective for annual reporting periods beginning on or after 1 January 2011) In December 2009 the AASB issued a revised AASB 124 Related Party Disclosures. It is effective for accounting periods beginning on or after 1 January 2011 and must be applied retrospectively. The amendment clarifies and simplifies the definition of a related party and removes the requirement for government-related entities to disclose details of all transactions with the government and other government-related entities. The Group will apply the amended standard from 1 January 2011. It is not expected to have any effect on the Group’s related party disclosures. When the amendments are applied, the Group will need to disclose any transactions between its subsidiaries and its associates. However, there will be no impact on any of the amounts recognised in the financial statements.

•	AASB 1053 Application of Tiers of Australian Accounting Standards and AASB 2010-2 Amendments to Australian Accounting Standards arising from Reduced Disclosure Requirements (effective 1 July 2013) On 30 June 2010 the AASB officially introduced a revised differential reporting framework in Australia. Under this framework, a two-tier differential reporting regime applies to all entities that prepare general purpose financial statements. Metal Storm Limited is listed on the ASX and is therefore not eligible to adopt the new Australian Accounting Standards — Reduced Disclosure Requirements. As a consequence, the two standards will have no impact on the financial statements of the entity.

•	AASB 2010-3 Amendments to Australian Accounting Standards arising from the Annual Improvements Project and AASB 2010-4 Further Amendments to Australian Accounting Standards arising from the Annual Improvements Project (effective for annual periods beginning on or after 1 July 2010/1 January 2011) In June 2010, the AASB made a number of amendments to Australian Accounting Standards as a result of the IASB’s annual improvements project. The group will apply the amendments from 1 January 2011. The group does not expect that any adjustments will be necessary as the result of applying the revised rules.

•	AASB 2010-6 Amendments to Australian Accounting Standards — Disclosures on Transfers of Financial Assets (effective for annual reporting periods beginning on or after 1 July 2011) In November 2010, the AASB made amendments to AASB 7 Financial Instruments: Disclosures which introduce additional disclosures in respect of risk exposures arising from transferred financial assets. The amendments will affect particularly entities that sell, factor, securitise, lend or otherwise transfer financial assets to other parties. They are not expected to have any significant impact on the group’s disclosures.
/METAL STORM AR 10   51

Notes to the financial statements (cont.)
2. Summary of significant accounting policies (cont.) / z. Goods and Services Tax (GST) (cont).
•	AASB 2010-8 Amendments to Australian Accounting Standards — Deferred Tax: Recovery of Underlying Assets (effective from 1 January 2012) In December 2010, the AASB amended AASB 112 Income Taxes to provide a practical approach for measuring deferred tax liabilities and deferred tax assets when investment property is measured using the fair value model. AASB 112 requires the measurement of deferred tax assets or liabilities to reflect the tax consequences that would follow from the way management expects to recover or settle the carrying of the relevant assets or liabilities, that is through use or through sale. The amendment introduces a rebuttable presumption that investment property which is measured at fair value is recovered entirely by sale. The group will apply the amendment from 1 July 2012. It is currently evaluating the impact of the amendment.

•	AASB 2010-9 Amendments to Australian Accounting Standards — Severe Hyperinflation and Removal of Fixed Dates for First-time Adopters (effective from 1 July 2011) and AASB 2010-10 Further Amendments to Australian Accounting Standards — Removal of Fixed Dates for First-time Adopters (effective from 1 July 2013) AASB 1 First-time Adoption of Australian Accounting Standards was amended in December 2010 by eliminating references to fixed dates for one exemption and one exception dealing with financial assets and liabilities. The AASB also introduced a new exemption for entities that resume presenting their financial statements in accordance with Australian Accounting Standards after having been subject to severe hyperinflation. Neither of these amendments will affect the financial statements of the group.
3. FINANCIAL RISK MANAGEMENT
The Group’s activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group.
The Group’s principal financial instruments comprise cash, short-term deposits, finance leases, convertible notes and related embedded derivatives. It is, and has been throughout the period under review, the Company’s policy that no trading in financial instruments shall be undertaken.
A. MARKET RISK
•	Foreign exchange risk. The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar. The Group’s objective is to minimise the exposure to fluctuations in the foreign exchange rate on the Group’s monetary assets and liabilities. It is the Group’s policy to maintain minimum operating cash balances denominated in foreign currencies. Where practicable the Group will denominate its loans and receivables in Australian dollars. At the end of the reporting period the Group had cash balances equivalent to A$101,886 (2009: A$13,312), receivables equivalent to A$235,926 (2009: A$223,311) and payables equivalent A$265,595 (2009: A$327,536) denominated in foreign currencies. At the end of the reporting period had the Australian dollar been weaker/stronger by [10%] against the US dollar with all other variables remaining constant, the Group’s net loss and equity would have been lower/higher by 7,107 (2009: $10,172).

•	Fair value interest rate risk. The Group has a significant level of interest bearing assets and liabilities which exposes it to interest rate risk. The Groups objective is to minimise its exposure to interest rate risk. It is the Group’s policy to invest surplus funds in the short term market and source funds at fixed interest rates wherever possible. At the end of the reporting period the Group held deposits with a face value of $1,273,769 (2009: $67,350) and interest bearing loans of $4,198,551 (2009: $4,551,879). All interest bearing deposits are at market rates current at the time of the deposit and have the interest rate revised periodically every 1 to 3 months. All interest bearing loans are at fixed rates. During 2010, had interest rates risen/fallen proportionately by 10% on their actual 2009 levels with all other variables remaining constant, the Group’s net loss and equity would have been higher/lower by $2,346 (2009: $13,683 higher/lower).

	INCREASE IN	DECREASE IN
SENSITIVITY OF LOSS TO MARKET RISK (2010)	GROUP LOSS $	GROUP LOSS $
Risk Factor
2010 actual loss	(8,938,253)	(8,938,253)
(i) Australian Dollar stronger/(weaker) by 10% against the US Dollar	7,107	(7,107)
(ii) Interest rate increase/(decrease) by 10%	2,346	(2,346)

2010 loss after adjusting for market risk sensitivity factors	(8,928,800)	(8,947,706)

SENSITIVITY OF SHAREHOLDERS DEFICIENCY TO MARKET RISK (2010)
Risk Factor
2010 actual shareholders deficiency	(18,489,385)	(18,489,385)
(i) Australian Dollar stronger/(weaker) by 10% against the US Dollar	7,107	(7,107)
(ii) Interest rate increase/(decrease) by 10%	2,346	(2,346)

2010 total shareholder deficiency after adjusting for market risk sensitivity factors	(18,479,932)	(18,498,838)

Notes to the financial statements (cont.)
3. Financial Risk Management (cont.) / a. Market Risk (cont.)

	INCREASE IN	DECREASE IN
SENSITIVITY OF LOSS TO MARKET RISK (2009)	GROUP LOSS $	GROUP LOSS $
Risk Factor
2009 actual loss	(11,307,664)	(11,307,664)
(i) Australian Dollar (weaker)/stronger by 10% against the US Dollar	(10,172)	10,172
(ii) Interest rate increase/(decrease) by 10%	(13,683)	13,683

2009 loss after adjusting for market risk sensitivity factors	(11,331,519)	(11,283,809)

SENSITIVITY OF SHAREHOLDERS DEFICIENCY TO MARKET RISK (2009)
Risk Factor
2009 actual shareholders deficiency	(19,201,004)	(19,201,004)
(i) Australian Dollar (weaker)/stronger by 10% against the US Dollar	(10,172)	10,172
(ii) Interest rate increase/(decrease) by 10%	(13,683)	13,683

2009 total shareholder deficiency after adjusting for market risk sensitivity factors	(19,224,859)	(19,177,149)
B. CREDIT RISK
Credit risk is managed on a Group basis. Credit risk arises from deposits with banks and financial institutions as well as credit exposure to customers, including outstanding receivables and committed transactions.
At the end of the reporting period the Group had deposits of $1,273,769 (2009: $67,350) and receivables of $524,394 (2009: $337,963). Credit risk on deposits is limited to the carrying value. The majority of the Group’s funds are held by the Company in deposits with Australian Financial Institutions with investment grade credit ratings.
Customers are assessed individually on the credit quality of the customer, taking into account its financial position, past experience and other factors. At 31 December 2010 no debtors were outside the credit terms.
C. LIQUIDITY RISK
The Group has a number of short term payment commitments that present a liquidity risk. The Group has procedures in place that forecast cash requirements and age deposit maturity dates to correlate to cash out flow obligations. It is the Group’s policy to maintain flexibility in its investment decisions to enable it to close out positions as needed and meet credit requirements. Refer Note 1.
Management reviews cash flow forecasts in light of the operating requirements of the Group and its obligations under the Convertible Note terms.
The following contractual maturity analysis of financial liabilities has the value of each liability presented as undiscounted.

		LATER
		THAN ONE		LATER THAN
		MONTH AND	LATER THAN	ONE YEAR AND
	NOT LATER	NOT LATER	THREE MONTHS	NOT LATER	TOTAL CONTRACT
	THAN ONE	THAN THREE	AND NOT LATER	THAN FIVE	CASH	CARRYING
FINANCIAL	MONTH	MONTHS	THAN ONE YEAR	YEARS	FLOWS	AMOUNT
LIABILITY	$	$	$	$	$	$
Group — 2010
Payables	187,238	122,337	—	—	309,575	309,575
Finance Leases	353	706	3,176	3,529	7,764	226
Convertible Notes	—	—	18,880,675	—	18,880,675	17,323,655
Loan	—	214,848	—	—	214,848	214,848

Total	187,591	337,891	18,883,851	3,529	19,412,862	17,848,304

Group — 2009
Payables	379,555	132,217	—	—	511,772	511,772
Finance Leases	664	1,327	4,599	8,556	15,146	5,344
Convertible Notes	—	—	—	19,239,143	19,239,143	15,561,488
Loan	—	326,714	—	—	326,714	326,714

Total	380,219	460,258	4,599	19,247,699	20,092,775	16,405,318
/METAL STORM AR 10   53

Notes to the financial statements (cont.)
3. Financial Risk Management (cont.)
D. FAIR VALUE ESTIMATION
The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.

As of 1 January 2009 the Group has adopted the amendments to AASB 7 Financial Instruments: Disclosures which requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:
•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1);

•	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices) (Level 2); and

•	Inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3).
The following table presents the Group’s assets and liabilities measured and recognised at fair value at 31 December 2010.

LIABILITIES	LEVEL 1 $	LEVEL 2 $	LEVEL 3 $	TOTAL $
Conversion derivative	—	—	1,888,067	1,888,067

Total Liabilities	—	—	1,888,067	1,888,067

2009
Conversion derivative	—	—	2,337,200	2,337,200

Total Liabilities	—	—	2,337,200	2,337,200
The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in level 1. The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques. The group uses a variety of methods and makes assumptions that are based on market conditions existing at the end of each reporting period.
Quoted market prices or dealer quotes for similar instruments are used to estimate fair value for long-term debt for disclosure purposes. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward exchange contracts is determined using forward exchange market rates at the end of the reporting period. These instruments are included in level 2 and comprise debt investments and derivative financial instruments. In the circumstances where a valuation technique for these instruments is based on significant unobservable inputs, such instruments are included in level 3. Refer to Note 16 for detail of the level 3 instrument and refer to Note 4 for estimates and judgements in the instrument.
The following tables present the changes in level 3 instruments for the year ended 31 December 2010:
The following tables present the changes in the level 3 instruments for the past three years:

CONSOLIDATED	2010 CONVERSION DERIVATIVE $	2009 CONVERSION DERIVATIVE $
Opening balance	2,337,200	2,187,934
Conversions	(42,092)	(75,345)
(Losses)/Gains recognised in profit or loss	(407,041)	224,611

Closing Balance	1,888,067	2,337,200
E. CAPITAL RISK MANAGEMENT
The Group manages its capital risk to ensure that the Group will be able to continue as a going concern while maximising the return to stakeholders through optimisation of the debt and equity balance.
In order to maintain or adjust the capital structure, the Group may elect not to pay dividends to shareholders, issue new shares or sell assets to reduce debt.
The Group’s overall strategy remains unchanged from 2009.
The capital structure of the Group consists of debt, which includes borrowings disclosed in note 17 and 18, cash and cash equivalents disclosed in note 9 and equity attributable to owners of the parent, comprising contributed equity, reserves and accumulated losses as disclosed in notes 21, 22 and 23.

Notes to the financial statements (cont.)
4. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS
A. CONVERSION DERIVATIVES
The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The fair value is determined using a Black-Scholes options pricing model and taking into account the inherent benefits to the Noteholder outlined in the Convertible Note terms as well as scenario based Monte Carlo simulations and binomial tree simulations with weightings according to Pascals Triangle, using the assumptions detailed below:

	2010	2009	DETAIL
Share Price	$0.01	$0.02	Determined as the closing share price on the ASX at year end.
Exercise Price	$0.15	$0.15	As per the terms and conditions of the contract. Exercise price of the convertible notes option should shares trade above $0.15 (or 10% higher than $0.135).
Share Price Volatility	90.17%	118.76%	Determined having regard to a number of factors including recent Metal Storm market trading prices.
Risk Free Rate	4.7%	4.4%	Yield as at year end for a commonwealth security maturing on 15 June 2011.
B. CONVERTIBLE NOTES AND ATTACHING OPTIONS

	EXTENSION	BIFURCATION
	OF NOTES	OF NOTES	OPTIONS	DETAIL
Share Price	$0.029	$0.026	$0.026	Closing share price of Metal Storm on 31 July 2009 and 24 September 2009.
Exercise Price	-	-	$0.001	As per the convertible note terms.
Share Price Volatility	87.25%	90.0%	90.0%	Determined having regard to a number of factors including recent Metal Storm market trading prices.
Risk Free Rate	4.41%	4.57%	4.57%	Interest rate for a two year Commonwealth Government treasury bond at 30 July 2009 and 24 September 2009 and a five year Commonwealth Government treasury bond weighted based on time to maturity.
Time to Maturity	2 years	2 Years	2 Years	As per the terms and conditions of the contract.
Annual Dividend Yield	0%	0%	0%	Metal Storm is unlikely to pay a dividend before the Convertible Notes mature.
C. RIGHTS ISSUE OPTION

	OPTIONS	DETAIL
Share Price	$0.008	Determined as the closing share price on the ASX at year end.
Exercise Price	$0.015	As per the terms and conditions of the Rights Issue.
Share Price Volatility	108.4%	Determined having regard to a number of factors including recent Metal Storm market trading prices.
Risk Free Rate	4.7%	Yield as at year end for a commonwealth security maturing in September 2013.
D. REVENUE RECOGNITION
For revenue recognised on a percentage of completion basis the Company must estimate the current stage to which each contract is complete. Depending on the type of the contract, the stage of completion is measured by reference to labour hours incurred to date as a percentage of estimated total labour hours or as costs incurred as a percentage of estimated total costs for each contract.
/METAL STORM AR 10   55

Notes to the financial statements (cont.)
5. SEGMENT INFORMATION
A. DESCRIPTION OF SEGMENTS
Management has determined the operating segments based on reports reviewed by the Chief Executive Officer and the Chief Financial Officer (Executive) that are used to make strategic decisions.
The Executive considers the business from a geographic perspective and has identified two reportable segments, Australia and the United States. The Executive monitors the performance in these two regions separately. Due to the current financial constraints, the primary focus of the Executive is monitoring of cash inflows and outflows.
Revenue in the United States is generated through research and development contracts for the provision of services or products. Metal Storm has 1 customer whose transaction amount to more than 10% of the Group’s revenues. In 2010 $2,224,289 was recognised from the US Government in the United States segment. (2009: $964,272).
B. SEGMENT INFORMATION PROVIDED TO THE CHIEF EXECUTIVE OFFICER

			INTER-SEGMENT
	AUSTRALIA $	UNITED STATES $	ELIMINATIONS $	CONSOLIDATED $
2010
Revenue	35,106	2,681,620		2,716,726
Expenses	(9,466,786)	(3,000,942)	812,749	(11,654,979)

Segment loss	(9,431,680)	(319,322)	812,749	(8,938,253)

Current assets	1,397,367	325,160	—	1,722,527
Current liabilities	(20,370,520)	(22,343,178)	22,077,357	(20,636,341)

Net current assets/(liabilities)	(18,973,153)	(22,018,018)	22,077,357	(18,913,814)

Net operating cash flows	(5,533,625)	(655,975)	—	(6,189,600)
Net investing cash flows	(748,838)	(1,252)	756,816	6,726
Net financing cash flows	7,293,200	744,066	(756,816)	7,280,450

Net movement in cash and cash equivalents	1,010,737	86,839	—	1,097,576

2009
Revenue	136,708	975,773	—	1,112,481
Expenses	(10,882,739)	(2,972,831)	1,435,425	(12,420,145)

Segment loss	(10,746,031)	(1,997,058)	1,435,425	(11,307,664)

Current assets	168,690	207,944	—	376,634
Current liabilities	(19,344,629)	(22,269,499)	21,607,169	(20,006,959)

Net current assets/(liabilities)	(19,175,939)	(22,061,555)	21,607,169	(19,630,325)

Net operating cash flows	(7,153,819)	(1,550,409)	—	(8,704,228)
Net investing cash flows	(1,221,021)	(16,798)	1,435,425	197,606
Net financing cash flows	1,060,196	1,423,894	(1,435,425)	1,048,665

Net movement in cash and cash equivalents	(7,314,644)	(143,313)	—	(7,457,957)
C. NOTES TO AND FORMING PART OF THE SEGMENT INFORMATION
•	Accounting policies. Segment information is prepared in conformity with the accounting policies of the entity as disclosed in note 2 (c) and AASB 8 Segment Reporting. Segment revenues, expenses, assets, liabilities and net cash flows are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis. Segment assets include all assets used by a segment and consist primarily of operating cash, receivables, property, plant and equipment and goodwill and other intangible assets, net of related provisions. Segment liabilities consist primarily of trade and other creditors, employee benefits and provisions. Segment assets and liabilities do not include income taxes.
•	Inter-segment transfers. Segment revenues, expenses, results and cash flows include transfers between segments. Such transfers are priced on an “arm’s-length” basis and are eliminated on consolidation.

Notes to the financial statements (cont.)
6. REVENUE

	2010 $	2009 $
Contract revenue	1,452,481	964,272
Sale of goods	785,078	—
Interest revenue	23,458	136,833
Australian Research and Development Tax Rebate	628,290	—
Other (i)	455,709	11,376

	3,345,016	1,112,481

(i)	Settlement proceeds, refer Note 11.
7. EXPENSES
Net loss attributable to members of the parent includes the following expenses:

			2010 $	2009 $
Employee expenses	Note
Wages and salaries			(3,627,702)	(3,901,523)
Post employment			(208,110)	(229,408)
Share-based payments	32	(d)	(50,303)	(22,230)
Directors fees			(218,514)	(197,499)
Other			(132,640)	(140,905)

Total employee expenses			(4,237,269)	(4,491,565)

Finance costs
Interest expense			(479,723)	(1,586,756)
Accretion expense	(i	)	(2,062,867)	(3,184,692)
Transaction cost amortisation			—	(876,393)
Transaction cost			(1,762,313)	(101,714)

Total finance costs			(4,304,903)	(5,749,555)

Depreciation and Amortisation
Depreciation			(94,227)	(162,065)
Amortisation			(612)	(22,472)

Total depreciation and amortisation			(94,839)	(184,537)

Rental expense relating to operating leases
Operating lease payments			(220,654)	(589,793)

Total lease payments			(220,654)	(589,793)

Gain on available-for-sale financial assets
Gain on available-for-sale financial assets	10		—	75,000

			—	75,000

[i] Accretion expense is the recognition in the financial statements of the difference in value between the fair value at initial recognition and the face value. The expense is recognised using an effective interest rate method over the life of the convertible notes.
8. INCOME TAX
A. INCOME TAX EXPENSE

	2010 $	2009 $
Current tax (benefit)	—	(2,724,940)
Deferred tax (benefit)	(2,305,718)	(218,219)
Adjustment for prior years	—	68,233

Deferred tax assets not recognised	2,305,718	2,874,926
/METAL STORM AR 10   57

Notes to the financial statements (cont.)
8. Income Tax (cont.)
B. NUMERICAL RECONCILIATION OF INCOME TAX EXPENSE TO PRIMA FACIE TAX PAYABLE

	2010 $	2009 $
Loss before income tax	(8,938,253)	(11,307,664)

Tax at the Australia tax rate of 30% (2009:30%)	(2,681,476)	(3,392,299)

Tax effect of amounts which are not deductible (taxable) in calculating taxable income:
Research and development accounting costs	—	—
Research and development tax concession received	(188,487)	—
Entertainment	1,257	1,530
Fair value movement in embedded derivative	(122,112)	67,383
Gain on extinguishment	—	(733,614)
Non-deductible interest expense	25,973	80,492
Option costs expensed — employees	77,921	—
Borrowing costs accretion	618,860	1,044,872
Other	(37,654)	(11,523)

	(2,305,718)	(2,943,159)
Adjustment for prior years	—	68,233
Deferred tax assets not recognised	2,305,718	2,874,926

Income tax expense	—	—
C. UNRECOGNISED TEMPORARY DIFFERENCES
•	Temporary differences for which deferred tax assets or deferred tax liabilities have not been recognised.

	2010 $	2009 $
Sundry creditors and accruals	41,971	48,797
General accruals	572,589	626,083
Provision for doubtful debts	—	958,885
Employee entitlements	198,515	175,905
Asset retirement obligation	22,475	31,932
Lease make good	16,165	16,165
Deferred rent	—	16,056
Transaction cost amortisation (S40-880)	132,358	234,095
Patent costs	3,541,605	3,796,804
Borrowing costs	—	—
Unrealised foreign exchange difference	20,672	829,410
Losses available for offset against future income	86,393,145	76,519,638
Capital losses available for offset against future income	915,000	915,000

Gross deferred income tax assets	91,854,495	84,168,770
Deferred tax liabilities
Unrealised foreign exchange differences	—	—
Interest receivable on available-for-sale financial asset	—	—

	91,854,495	84,168,770

Potential tax benefit @ 30%	27,556,349	25,250,631

Notes to the financial statements (cont.)
8. Income Tax (cont.)
D. TAX LOSSES
The Group has the following tax losses arising in Australia and United States federal and state net operating loss carry-forwards:

	2010 $	2009 $
Australian tax losses	65,638,347	56,836,046
United States federal net operating loss carry-forwards	19,443,248	18,286,837
United States state net operating loss carry-forwards	13,638,689	12,482,278
Australian tax losses are available indefinitely for offset against future taxable profits subject to the Company’s ability to satisfy the continuity of ownership test or same business test tax loss carry forward rules.
The U.S. State and Federal net operating loss carry-forwards expire at various dates through 2013 and 2028, respectively.
9. CURRENT ASSETS — CASH AND CASH EQUIVALENTS

	2010 $	2009 $
Cash at bank and on hand	1,166,661	67,350

	1,166,661	67,350
•	Cash at bank and on hand. These accounts earn interest at standard business banking operating account rates with a weighted average interest rate at 31 December 2010 of 2.5% (2009: 3.9%).
10. AVAILABLE-FOR-SALE FINANCIAL INVESTMENTS

	2010 $	2009 $
Floating rate notes:
Opening fair value	—	10,000
Disposal of investments	—	(85,000)
Gain on sale	—	75,000

Closing Fair Value	—	—
11. CURRENT ASSETS — TRADE AND OTHER RECEIVABLES

			2010 $	2009 $
Trade receivables	Note		261,969	1,152,115
Other receivables			4,230	9,147
Security deposits	(i	)	44,910	44,910
Goods and services tax recoverable			55,728	27,613
Prepayments			189,029	34,384
Provision for doubtful debts			—	(958,885)

			555,866	309,284

(i)	Represents restricted cash deposits held as security for operating and finance lease commitments.
The other categories within trade and other receivables do not contain impaired assets and are not past due. Based on the credit history of these other classes, it is expected that these amounts will be received when due.
Other receivables generally arise from transactions outside the usual operating activities of the Group. Interest may be charged at commercial rates where the terms of repayment exceed six months. Collateral is not normally obtained.

	2010 $	2009 $
Opening balance	(958,885)	(1,223,838)
Provision reduction	958,885	—
Foreign exchange movement	—	264,953

Closing balance	—	(958,885)
/METAL STORM AR 10   59

Notes to the financial statements (cont.)
11. Current Assets — Trade and Other Receivables (cont.)
The provision created relates to a single customer of the Group who was significantly outside terms. The full balance of the debt was not outside terms however in discussions with the customer, they had provided strong indications of their intention not to pay as well as an inability to repay all debts to the Group.
The Group initiated legal action against the customer in accordance with the provisions provided for dispute resolution contained in the contract. The matter was settled in March 2010, the provision removed and any proceeds recognised in other revenue.
12. NON-CURRENT ASSETS — OTHER ASSETS

			2010 $	2009 $

Security deposits	(i	)	78,210	28,679

			78,210	28,679

(i)	Represents restricted cash deposits held as security for operating and finance lease commitments.
13. NON-CURRENT ASSETS — PROPERTY, PLANT AND EQUIPMENT

	LEASEHOLD	PLANT AND	LEASED PLANT AND
	IMPROVE-MENTS $	EQUIPMENT $	EQUIPMENT $	TOTAL $

At 1 January 2009
Cost	188,536	534,595	333,573	1,056,704
Accumulated depreciation	(114,783)	(316,265)	(72,302)	(548,350)
Net book amount	73,753	173,330	261,271	508,354

Year ended 31 December 2009
Opening net book amount	73,753	173,330	261,271	508,354
Additions	—	77,426	—	77,426
Transfers in / (out)	—	234,724	(234,724)
Disposals	—	—	—	—
Depreciation charge	(45,496)	(95,404)	(21,165)	(162,065)

Closing net book amount	28,257	390,076	5,382	423,715

At 1 January 2010
Cost	188,536	889,437	27,393	1,105,366
Accumulated depreciation	(160,279)	(499,361)	(22,011)	(681,651)

Net book amount	28,257	390,076	5,382	423,715

Year ended 31 December 2010
Opening net book amount	28,257	390,076	5,382	423,715
Additions	15,392	1,339	—	16,731
Transfers in / (out)	—	—	—	—
Disposals	—	—	—	—
Depreciation charge	(19,644)	(69,201)	(5,382)	(94,227)

Closing net book amount	24,005	322,214	—	346,219

At 31 December 2010
Cost	203,928	890,776	27,393	1,122,097
Accumulated depreciation	(179,923)	(568,562)	(27,393)	(775,878)

Net book amount	24,005	322,214	—	346,219

Notes to the financial statements (cont.)
14. NON-CURRENT ASSETS — INTANGIBLE ASSETS AND GOODWILL

	SOFTWARE $	GOODWILL $	TOTAL $

At 1 January 2009
Cost	131,982	1,861,726	1,993,708
Accumulated amortisation	(108,898)	(27,574)	(136,472)
Accumulated impairment losses	—	(1,834,152)	(1,834,152)

Net book amount	23,084	—	23,084

Year ended 31 December 2009
Opening net book amount	23,084	—	23,084
Additions	—	—	—
Disposals	—	—	—
Amortisation charge	(22,472)	—	(22,472)

Closing net book amount	612	—	612

At 1 January 2010
Cost	89,291	1,861,726	1,951,017
Accumulated amortisation	(88,679)	(27,574)	(116,253)
Accumulated impairment losses	—	(1,834,152)	(1,834,152)

Net book amount	612	—	612

Year ended 31 December 2010
Opening net book amount	612	—	612
Additions	—	—	—
Disposals	—	—	—
Amortisation charge	(612)	—	(612)

Closing net book amount	—	—	—

At 31 December 2010
Cost	89,291	—	89,291
Accumulated amortisation	(89,291)	—	(89,291)
Accumulated impairment loss	—	—	—

Net book amount	—	—	—
All capitalised software represents externally acquired software with a useful life of between 2 and 5 years amortised on a straight line basis.
No research and development costs have been capitalised as product maturation is still within the research stage, refer note 2 (g).
15. CURRENT LIABILITIES — TRADE AND OTHER PAYABLES

			2010 $	2009 $

Trade payables			225,837	411,329
Deferred revenue			54,928	168,807
Accrued payables			897,972	796,233

			1,178,737	1,376,369
Related party payables:
Directors fees payable	(i	)	8,333	40,819

			1,187,070	1,417,188

(i)	Refer note 24 (d) for further details.
/METAL STORM AR 10   61

Notes to the financial statements (cont.)
16. CURRENT LIABILITIES — CONVERSION DERIVATIVE

	2010 $	2009 $

Balance at beginning of year	2,337,200	2,187,934
Conversion of convertible notes to shares	(42,092)	(75,345)
Fair value movement	(407,041)	224,611

Balance at end of year	1,888,067	2,337,200
The fair value movement represents the movement in the fair value of the liability arising from the ability of noteholders to convert their notes to shares. Refer to note 4 (a) for further information.
17. CURRENT LIABILITIES — NON-INTEREST BEARING LOANS AND BORROWINGS

			2010 $	2009 $

Convertible notes	(i	)	13,125,104	11,496,248
Short term loan			214,848	326,714

			13,339,952	11,822,962

(i)	Secured by fixed and floating charge over the Company’s assets, matures 2011 Refer to note 18 for further information on the Convertible Note terms.

	2010 $	2009 $

Balance at beginning of year	11,496,248	—
Fair value of issue	—	11,070,869
Accretion expense	1,845,539	428,692
Conversion of convertible notes to shares	(216,683)	(3,313)

Balance at end of year	13,125,104	11,496,248

	2010 NUMBER	2009 NUMBER

Balance at beginning of year	109,471,371	—
Issued for interest bearing notes	—	109,504,140
Conversions	(1,982,240)	(32,769)

Balance at end of year	107,489,131	109,471,371
18. CURRENT LIABILITIES — INTEREST BEARING LOANS AND BORROWINGS

			2010 $	2009 $

Obligations under finance leases			226	5,344
Convertible notes	(i	)	4,198,551	4,065,240

			4,198,777	4,070,584

(i)	Unsecured, matures 2011.
•	Convertible Notes. The Company issued 203,703,704 10% coupon convertible notes (“Notes”) to existing shareholders at the rate of one convertible note for every 2.675 existing shares to raise $27.5 million on 1 September 2006 under a renounceable rights issue. This issue was made together with the offer of one new share option for every two convertible notes allotted, which resulted in 101,852,055 listed options being granted. In addition, 10 million options were issued to Harmony Investment Fund Ltd (“Harmony”) in consideration of a short term working capital loan and 65 million were issued as payment for Harmony’s commitment to underwrite the transaction under the Facilitation Agreement.

On 31 July 2009, the Company obtained shareholder and noteholder approval to extend the maturity date of the Notes to 1 September 2011 and bifurcate the notes into interest bearing and secured. Interest bearing notes have the same terms and conditions as the original notes except for a maturity date of 1 September 2011. The Convertible Notes have the following terms and features:
•	Notes issued at a fixed purchase price of A$0.135 per Note

•	Notes have a 3 year term from issue date, maturing on 1 September 2011 and bear annual interest of 10% payable quarterly

•	Convertible to ordinary shares on the first business day of each quarter prior to maturity date or at maturity date except for any note holders who hold more than 5% of notes on issuance may convert at any time.

Notes to the financial statements (cont.)
18. Current Liabilities — Interest Bearing Loans and Borrowings (cont.)
•	Convertible at a conversion price equal to the lesser of A$0.135 or 90% of the volume weighted average price per share for the preceding 30 business days prior to conversion date.

•	The options had the following terms and features:

•	Each Option entitles the holder to subscribe for one ordinary share upon exercise

•	Fixed exercise price of A$0.15

•	Exercisable anytime between issuance and 1 September 2011
The debt component of the Notes and the embedded derivative inherent in the instrument were recognised separately from each other and recorded as financial liabilities. The debt component of the Note was initially recorded at fair value and then amortised to face value over the life of the Note. The embedded derivative is recognized at fair value through the profit and loss.
The secured notes have a fixed and floating charge over the assets of the Company and do not bear interest, otherwise they have the same terms and conditions as the interest bearing notes. The face value of both classes of notes is $0.135.
The extension and bifurcation of the Notes were recorded as an extinguishment and new financial liabilities recognised. The new liabilities were recorded in the same manner as the original Notes.
Upon issue of the secured notes, 5 unlisted options were issued to secured noteholders for every 7 secured notes held. Refer note 21.

	2010 NUMBER	2009 NUMBER

Balance at beginning of year	33,040,799	147,584,129
Conversions	(673,079)	(5,039,190)
Exchanged for secured notes	—	(109,504,140)

Balance at end of year	32,367,720	33,040,799

INTEREST BEARING CONVERTIBLE NOTES $
Balance at 1 January 2009	16,263,964
Accretion /Transaction Cost Amortisation 1 January to 31 July 2009	3,108,110
Conversions 1 January To 31 July 2009	(544,578)

Extinguishment of Notes Maturing 1 September 2009	(18,827,496)

Issuance of Notes Maturing 1 September 2011	16,887,375
Interest Bearing Notes Extinguished in Exchange for Secured Notes	(13,006,264)
Accretion/Transaction Cost Amortisation 1 August to 31 December 2009	223,665
Conversions 26 September to 31 December 2009	(39,536)

Balance at 1 January 2010	4,065,240

Accretion expense	217,328
Transaction cost amortisation	—
Movement on extinguishment of debt	—
Exchanged for secured notes	—
Conversion of convertible notes to shares	(84,017)

Balance at end of year	4,198,551
The gain on extinguishment of debt is made up of the following amounts:

		2009 $

Movement on extinguishment of debt		3,875,516
Fair value of options issued to holders of secured notes	22	(1,407,907)

Gain on extinguishment of debt		2,467,609

Fair Value of Consideration Given:
New Debt		16,887,375
Options Issued		1,407,907
Gain on Election of Secured Notes		(1,935,395)
Total		16,359,887
Less: Carrying Value of Old Convertible Notes		(18,827,496)

Gain On Extinguishment Of Debt		(2,467,609)
/METAL STORM AR 10   63

Notes to the financial statements (cont.)
19. CURRENT LIABILITIES — PROVISIONS

		ONEROUS LEASE
	MAKE GOOD $	CONTRACTS $	TOTAL $

Carrying amount at 1 January 2010	31,932	151,187	183,119
Additional provisions recognised	—	—	—
Amounts used during the year	(9,457)	—	(9,457)
Derecognition		(132,853)	(132,853)
Foreign Exchange movements	—	(18,334)	(18,334)
Unwinding and discount rate adjustment	—	—	—

Carrying amount at 31 December 2010	22,475	—	22,475
20. NON-CURRENT LIABILITIES — INTEREST BEARING LOANS AND BORROWINGS

	2010 $	2009 $

Obligations under finance leases	—	7,630
	—	7,630
Finance leases have a lease term of 3 years with no option to renew the leases or purchase the assets at the completion of the lease term. Some finance leases are secured through a cash deposit, see notes 11 and 12.
21. CONTRIBUTED EQUITY

	2010 $	2009 $

Ordinary shares — issued and fully paid	77,683,753	70,075,033

ISSUES OF ORDINARY SHARES DURING THE YEAR	NUMBER	ISSUE PRICE	VALUE

At 1 January 2009	613,555,252		66,209,718
Conversion of notes first quarter	7,287,985	$0.0400	269,982
Conversion of notes second quarter	7,278,292	$0.0400	287,738
Conversion of notes third quarter	1,786,500	$0.0400	56,200
Conversion of notes fourth quarter	2,423,417	$0.0200	48,851
Shares issued in accordance with SPP	114,724,259	$0.0229	2,464,199
Exercise of Options	1,293,758	$0.0010	1,294
Issue of Shares	6,666,666	$0.0150	100,000
Issue of Shares	17,142,857	$0.0175	300,000
Issue of Shares	18,750,000	$0.0160	300,000
Issue of Shares	950,000	$0.0039	37,050

At 1 January 2010	791,858,986		70,075,033
Conversion of notes first quarter (i)	2,201,216	$0.0200	43,920
Conversion of notes second quarter (i)	24,664,175	$0.0093	229,740
Conversion of notes third quarter (i)	5,246,262	$0.0100	54,240
Conversion of notes fourth quarter (i)	1,533,937	$0.0097	14,890
Shares issued in accordance with Rights Issue	305,622,333	$0.0049	1,509,259
Exercise of Unlisted Options	52,707,495	$0.0010	52,708
Exercise of Listed Options	18,888	$0.1500	2,833
Issue of Shares	7,946,273	$0.0010	7,946
Issue of Shares	25,510,203	$0.0079	202,687
Issue of Shares	51,178,022	$0.0080	409,424
Issue of Shares	41,333,333	$0.0081	334,010
Issue of Shares	39,655,678	$0.0090	358,000
Issue of Shares	21,978,022	$0.0091	200,000
Issue of Shares	20,636,715	$0.0097	200,000
Issue of Shares	26,250,000	$0.0052	136,500

Notes to the financial statements (cont.)
21. Contributed Equity (cont.)

ISSUES OF ORDINARY SHARES DURING THE YEAR	NUMBER	ISSUE PRICE	VALUE

Issue of Shares	40,724,658	$0.0056	227,247
Issue of Shares	1,931,152	$0.0115	22,159
Issue of Shares	25,000,000	$0.0126	315,000
Issue of Shares	52,669,568	$0.0133	700,000
Issue of Shares	2,022,592	$0.0139	28,144
Issue of Shares	14,285,714	$0.0140	159,787
Issue of Shares	27,900,794	$0.0143	400,000
Issue of Shares	12,500,000	$0.0160	200,000
Issue of Shares	49,444,444	$0.0162	800,000
Issue of Shares	17,719,298	$0.0171	303,000
Issue of Shares	40,000,000	$0.0174	697,226

At 31 December 2010	1,702,539,758		77,683,753

i     Issue price is based on calculation according with Convertible Note terms. Value is based on the amortised cost of the notes converted.
A. MOVEMENT IN LISTED OPTIONS
The following table illustrates the number and weighted average exercise price (WAEP) of share options granted during the year under the constitution.

	NUMBER 2010	WAEP 2010	NUMBER 2009	WAEP 2009

Outstanding at beginning of the year	—	—	176,756,604	0.15
Granted during the year	27,875,734	0.15	—	—
Exercised during the year	(18,888)	0.15	—	—
Expired during the year	—	—	(176,756,604)	0.15
Outstanding at the end of the year	27,856,846	0.15	—	—

Exercisable at the end of the year	27,856,846	0.15	—	—
B. MOVEMENT IN UNLISTED OPTIONS
During the year the Company issued unlisted options to participants in the rights and under certain subscription agreements.

	NUMBER 2010	WAEP 2010	NUMBER 2009	WAEP 2009

Outstanding at beginning of the year	90,195,809		18,989,688	0.300
Granted during the year	1,238,067,976	0.015	78,217,067	0.001
Exercised during the year	(60,653,768)	0.001	(1,293,758)	0.001
Expired during the year	(3,407,500)	0.400	(5,717,188)	0.430
Outstanding at the end of the year	1,264,202,517	0.016	90,195,809	0.036

Exercisable at the end of the year	1,259,202,517	0.016	85,195,809	0.037
Refer note 32 for further details.
22. RESERVES

		2010 $	2009 $

Unlisted option reserve		5,637,859	3,641,736
Share reserves		—	—
Listed option reserve		6,921,446	6,893,566
Accumulated translation reserve		(48,129)	(65,278)

		12,511,176	10,470,024
Movements:
Unlisted option reserve
Balance at 1 January		3,641,736	2,233,829
New Issues		1,996,123	—
Expenses recognised	18	—	1,407,907

Balance at 31 December		5,637,859	3,641,736
/METAL STORM AR 10   65

Notes to the financial statements (cont.)
22. Reserves (cont.)

	2010 $	2009 $

Share reserves
Balance at 1 January	—	14,820
New Issues	—	(37,050)
Expenses recognised	—	22,230

Balance at 31 December	—	—

Listed option reserve
Balance at 1 January	6,893,566	6,893,566
Issue of options	27,880	—

Balance at 31 December	6,921,446	6,893,566

Accumulated translation reserve
Balance at 1 January	(65,278)	(106,801)
Currency translation differences	17,149	41,523

Balance at 31 December	(48,129)	(65,278)
NATURE AND PURPOSE OF RESERVES
•	Unlisted options reserve. The options reserve is used to record the share options issued to Directors, employees, consultants and owners.

•	Share reserve. The share reserve is used to record the shares granted but not yet issued to Directors, employees and consultants.

•	Listed options reserve. The listed options reserve is used to record the receipt on allotment of listed options issued under the renounceable rights issue.

•	Accumulated translation reserve. The accumulated translation reserve is used to record the exchange differences arising from the translation of the financial statements of foreign subsidiaries whose functional currencies are different from the parent.
23. ACCUMULATED LOSSES

	2010 $	2009 $

Balance at 1 January	(99,746,061)	(88,438,397)
Net loss	(8,938,253)	(11,307,664)

Balance at 31 December	(108,684,314)	(99,746,061)
24. KEY MANAGEMENT PERSONNEL DISCLOSURES
A. KEY MANAGEMENT PERSONNEL COMPENSATION

	2010 $	2009 $

Short-term employee benefits	1,556,288	1,564,097
Post-employment benefits	86,672	86,139
Share-based payments	15,000	4,680

	1,657,960	1,654,916
B. EQUITY INSTRUMENT DISCLOSURES RELATING TO KEY MANAGEMENT PERSONNEL
•	Options provided as remuneration and shares issued on exercise of such options. Details of options provided as remuneration and shares issued on the exercise of such options, together with terms and conditions of the options, can be found on page 34.

•	Option holdings. The numbers of options over ordinary shares in the Company held during the financial year by each director of Metal Storm Limited and other key management personnel of the Group, including their personally related parties, are set out below.

Notes to the financial statements (cont.)
24. Key Management Personnel Disclosures (cont.) / b. Equity instrument Disclosures Relating to Key Management Personnel (cont.)

			OPTIONS
2010	BALANCE AT START	GRANTED AS	PURCHASED UNDER			BALANCE AT END OF	VESTED AND
NAME	OF THE YEAR	COMPENSATION	RIGHTS ISSUE	EXERCISED	EXPIRED	THE YEAR	EXERCISABLE	UNVESTED
Directors
TJ O’Dwyer	48,311	—	791,235	—	—	839,546	839,546	—
L J Finniear	1,000,000	—	335,298	—	—	1,335,298	1,335,298	—
J R Nicholls	—	—	—	—	—	—	—	—
T W Tappenden	—	—	75,000	—	—	75,000	75,000	—
W Henkel	—	—	—	—	—	—	—	—

Other key management personnel of the group
P R Wetzig	—	—	120,000	—	—	120,000	120,000	—
B I Farmer	—	—	544,407	—	—	544,407	544,407	—
P D Faulkner	200,000	—	—	—	—	200,000	200,000	—
D M Pashen	—	—	2,400,000	—	—	2400,000	2,400,000	—
N J Partridge	—	—	—	—	—	—	—	—
G A Orrison	—	—	—	—	—	—	—	—

	1,248,311	—	4,265,940	—	—	5,514,251	5,514,251	—

			OPTIONS
2010	BALANCE AT START	GRANTED AS	PURCHASED UNDER			BALANCE AT END OF	VESTED AND
NAME	OF THE YEAR	COMPENSATION	RIGHTS ISSUE	EXERCISED	EXPIRED	THE YEAR	EXERCISABLE	UNVESTED
Directors
TJ O’Dwyer	33,819	—	48,311	48,311	—	(33,819)	48,311	—
L J Finniear	1,000,000	—	—	—	—	—	1,000,000	—
J R Nicholls	—	—	—	—	—	—	—	—
T W Tappenden	—	—	—	—	—	—	—	—

Other key management personnel of the group
P R Wetzig	—	—	—	—	—	—	—	—
B I Farmer	—	—	—	—	—	—	—	—
P D Faulkner	200,000	—	—	—	—	200,000	200,000	—
D M Pashen	—	—	—	—	—	—	—	—

	1,233,819	—	48,311	—	(33,819)	1,248,311	1,248,311	—
/METAL STORM AR 10   67

Notes to the financial statements (cont.)
24. Key Management Personnel Disclosures (cont.) / b. Equity instrument Disclosures Relating to Key Management Personnel (cont.)
•	Share holdings. The numbers of shares in the Company held during the financial year by each director of Metal Storm Limited and other key management personnel of the Group, including their personally related parties, are set out below.

	BALANCE AT START OF	CHANGES DURING THE	BALANCE AT END OF
2010	THE YEAR	YEAR	THE YEAR
Directors
T J O’Dwyer	1,054,979	263,745	1,318,724
L J Finniear	447,062	111,766	558,828
J R Nicholls	—	—	—
T W Tappenden	100,000	25,000	125,000
W Henkel	—	—	—

Other key management personnel of the group
B I Farmer	318,531	181,469	500,000
P D Faulkner	—	—	—
N J Partridge	—	—	—
G A Orrison	—	—	—
P R Wetzig	44,106	40,000	84,106
D M Pashen	209,265	800,000	1,009,265

	2,173,943	1,421,980	3,595,923

	BALANCE AT START OF	CHANGES DURING THE	BALANCE AT END OF
2009	THE YEAR	YEAR	THE YEAR
Directors
T J O’Dwyer	180,855	874,124	1,054,979
L J Finniear	—	447,062	447,062
J R Nicholls	—	—	—
T W Tappenden	—	—	—

Other key management personnel of the group
B I Farmer	100,000	218,531	318,531
P D Faulkner	—	—	—
P R Wetzig	400	43,706	44,106
D M Pashen	100,000	109,265	209,265

	381,255	1,692,688	2,073,943
C. LOANS TO KEY MANAGEMENT PERSONNEL
There were no loans to key management at 31 December 2010 or 31 December 2009.
D. OTHER TRANSACTIONS AND BALANCES WITH KEY MANAGEMENT PERSONNEL
•	Directors’ fees. At 31 December the following Directors’ fees were payable to directors in relation to the financial year then ended:

	2010 $	2009 $
T J O’Dwyer	—	13,333
J R Nicholls	—	15,000
T W Tappenden	—	12,486
W Henkel	8,333	—

	8,333	40,819

Notes to the financial statements (cont.)
25. REMUNERATION OF AUDITORS
During the year the following fees were paid or payable for services provided by the auditor of the Company, its related practises and non-related firms:
A. AUDIT SERVICES

	2010 $	2009 $
PricewaterhouseCoopers
Audit and review of financial statements	305,000	341,500
Other assurance services	30,400	—
Non-PricewaterhouseCoopers
Audit and review of financial statements	—	—

	335,400	341,500
B. NON-AUDIT SERVICES

PRICE WATER HOUSE COOPERS	2010 $	2009 $
Non-audit services	—	69,000
26. COMMITMENTS
A. OPERATING LEASES
Future minimum rental payments under non-cancellable operating leases as at 31 December are as follows:

PRICE WATER HOUSE COOPERS	2010$	2009 $
Within one year	312,820	138,494
After one year but not more than 5 years	966,505	—
More than 5 years	—	—
Total minimum lease payments	1,279,325	138,494
B. FINANCE LEASES
Future minimum lease payments under finance leases together with the present value of the net minimum lease payments are as follows:

2010	MINIMUM LEASE PAYMENTS $	PRESENT VALUE OF LEASE PAYMENTS $
Within one year	4,235	3,471
After one year but not more than 5 years	3,417	3,234
Total minimum lease payments	7,652	6,705
Less amounts representing finance charges	(947)	—

	6,705	6,705

2009	MINIMUM LEASE PAYMENTS $	PRESENT VALUE OF LEASE PAYMENTS $
Within one year	6,590	5,344
After one year but not more than 5 years	8,556	7,630
Total minimum lease payments	15,146	12,974
Less amounts representing finance charges	(2,172)	—

	12,974	12,974
/METAL STORM AR 10   69

Notes to the financial statements (cont.)
27. RELATED PARTY TRANSACTIONS
A. LOANS TO/FROM RELATED PARTIES
Loans made to controlled entities, including wholly owned subsidiaries, outstanding at 31 December 2010 totalled $21,869,451. At 31 December 2009 these totalled $21,455,196. These amounts are eliminated upon consolidation. The loans are interest bearing and have no set repayment terms. At year end a provision for diminution in value has been taken up to the amount of $21,869,451 (2009: $21,455,196).
The expense recorded in the financial statements of the Company to 31 December 2010 was $414,255 and to 31 December 2009 was $606,015.
B. TRANSACTIONS WITH RELATED PARTIES
At year end, Backwell Lombard Capital, a company of which Mr T O’Dwyer is a principal, had an outstanding loan of $214,848 owed by Metal Storm (2009: $326,714). The loan is unsecured, has no fixed repayment dates, is at call and does not bear interest. During the year further advances were made under the loan of $100,000 and repayments of $50,000 were made. During the year the loan was bifurcated into loans owed by the two individual principals of Backwell Lombard Capital. $162,500 was repaid in the form of shares to the other principal of Backwell Lombard Capital, on the same terms as in the Company’s recent Rights Issue.
During the year, P Faulkner loaned the Group $97,725 in two tranches (2009: nil). These amounts have been subsequently repaid. No amounts were outstanding at year end. Interest of $5,727 was paid on these loans (2009: nil).
There have been no other related party transactions between the Group and its Directors or Key Management Personnel, or ‘close members’ of their family, or any entities that they control, jointly control or significantly influence that require disclosure in the financial statements under accounting standard AASB 124.
28. SUBSIDIARIES

	COUNTRY OF	PERCENTAGE OF EQUITY
	INCORPORATION	HELD BY THE GROUP		INVESTMENT
		2010	2009	2010	2009
Metal Storm Inc.	USA	49%	49%	2,920	2,920
ProCam Machine LLC	USA	100%	100%	—	—
Metal Storm USA Limited	USA	100%	100%	—	—
Digigun LLC	USA	100%	100%	—	—
The structure of Metal Storm Inc. allows the Group to bid directly on US defence projects such as the Small Business Innovation Research (SBIR) program as the ‘prime’ contractor, thus enabling revenue flows directly into the Group. Metal Storm Limited controls the operating and financial policies of Metal Storm Inc. and therefore consolidates 100%
29. EVENTS OCCURRING AFTER THE END OF THE REPORTING PERIOD
There has not been any significant event, other than that referred to in the directors’ report or financial statements or notes thereto, that has arisen since the end of financial year.

Notes to the financial statements (cont.)
30. RECONCILIATION OF LOSS AFTER INCOME TAX TO NET CASH INFLOW FROM OPERATING ACTIVITIES

	2010$	2009 $
Net Loss	(8,938,253)	(11,307,664)
Adjustments for:
Depreciation and amortisation	94,839	184,537
Accretion expense	2,062,867	3,183,491
Amortisation of transaction costs	1,552,878	576,976
Foreign exchange differences	15,414	87,508
Fair value of services paid for via issue of options	209,435	22,230
Fair value of services paid for via issue of shares	82,553	—
Fair value adjustment to conversion derivative	(407,041)	224,611
Gain on extinguishment of debt	—	(2,467,609)
Gain on sale of available-for-sale financial assets	—	(75,000)
Interest received	(23,458)	(136,833)

Changes in assets and liabilities:
(Increase) / decrease in trade and other receivables	(51,937)	461,352
(Increase) / decrease in prepayments	(140,071)	302,279
(Decrease) / increase in trade and other payables	(478,162)	287,751
(Decrease) / increase in provisions	(138,034)	(17,558)
(Decrease) / increase in other liabilities	(30,630)	(30,299)

Net cash used in operating activities	(6,189,600)	(8,704,228)
31. EARNINGS PER SHARE
A. BASIC AND DILUTED EARNINGS PER SHARE

	2010 $	2009 $
Loss for the year	(8,938,252)	(11,307,664)
Basic and diluted earnings per share (cents per share)	(0.6)	(1.2)
B. WEIGHTED AVERAGE NUMBER OF SHARES USED AS THE DENOMINATOR

	2010 NUMBER	2009 NUMBER
Weighted average number of ordinary shares for basic and diluted earnings per share	1,391,657,995	928,465,791
Earnings per share has been restated to incorporate the effect of bonus issues of shares. The weighted average number of shares has been increased by the inclusion of shares issued subsequent to the end of the financial period which were issued for consideration at less than market value.
C. INFORMATION CONCERNING THE CLASSIFICATION OF SECURITIES
The following table summarises the convertible notes, listed options and unlisted options that were not included in the calculation of weighted average number of ordinary shares because they are anti-dilutive.

	2010 NUMBER	2009 NUMBER
Interest bearing convertible notes	32,367,720	33,040,799
Secured convertible notes	107,489,131	109,471,371
Listed options	27,856,846	—
Unlisted options	1,264,202,517	90,345,809
/METAL STORM AR 10   71

Notes to the financial statements (cont.)
32. SHARE-BASED PAYMENTS
A. EMPLOYEE SHARE OPTION PLAN
The Company operates a discretionary Employee Share Option Plan (ESOP) to enable the Board to provide an incentive and to reward full time executives and employees for the key role that they will play in the future success of the Company. A summary of the terms of the plan is as follows:
Invitations to participate in the ESOP are at the absolute discretion of the Board. Any invitation shall specify the precise details of the invitation, such as maximum number of shares, date by which application must be made by the invitee, the exercise price and any conditions attached to the exercise of the option. The exercise price shall not be less than the market price of the Company’s shares on the date determined by the Board. The aggregate number of shares subject to options shall not exceed 5% of the Company’s shares then on issue. There are also individual limits on the number of options, which may be granted to employees.
The exercise period is the earlier of: (a) the third anniversary of the date of grant of the option; (b) the date on which any special circumstances including death, disability, redundancy, retirement or cessation of employment arise; (c) a takeover, compulsory acquisition, reconstruction, amalgamation or liquidation; and ending on the earliest of (d) the date which is 2 days before the tenth anniversary of the date of grant; (e) the last day before the first anniversary of the date on which any special circumstance arises; (f) the expiry of specific time frames set out in the Plan in relation to the circumstances in (c) above.
An option shall lapse upon expiry of the exercise period.
The Board may, at any time, cease making further offers or invitations but the subsisting rights of option holders shall not be affected. There are currently no options issued under the ESOP.
B. OPTIONS ISSUED UNDER THE CONSTITUTION
The Board issues options not pursuant to the Employee Share Option Plan as part of executive and senior employee remuneration packages. Inclusion of options as part of a remuneration package is at the absolute discretion of the Board. Each employment contract or offer letter contains the specific details of the employees’ entitlement to options issued in this manner (refer to the audited Remuneration Report section of the Directors’ Report for details of employment contracts, pages 31 to 32). Specifically the number of options the employee is entitled to, the exercise price, the vesting date and the expiry date of the options are all outlined in the employee contract.
The exercise price shall not be less than the market price of the Company’s shares on the date of signing the employment contract. The aggregate number of shares subject to options shall not exceed 5% of the Company’s shares then on issue. There are also individual limits on the number of options, which may be granted to employees.
An option shall lapse upon expiry of the exercise period.
The fair value of employee benefits are estimated at the date of grant using the Black-Scholes option pricing model. The following inputs were used in determining the value of options.
•	Expected volatility — calculated using historical information for a period equivalent to the expected life of the option dated back from the grant date of the options. This has a range between 54% and 72% depending on grant date and expected life of the options.

•	Risk-free interest rate — based on the implied yield on zero coupon Australian Government bonds with a maturity equal to the expected life of the option.

•	Expected life of the option — range from four to eight years determined by the terms of the option agreement and managements’ assessment of when the option will be exercised.

•	Option exercise price — as per option terms.

•	Share price — share price at grant date of the option.
C. SHARES ISSUED AT THE DISCRETION OF THE BOARD
The Board issues shares at their absolute discretion to employees as part of executive and employee remuneration packages. The fair value of employee benefits are estimated at grant date based on the Company’s share price on that day.
D. EXPENSES ARISING FROM SHARE BASED PAYMENT TRANSACTIONS

	2010$	2009 $
Options expense	209,435	22,230
Shares granted but not yet issued to employees	—	—
Shares granted and issued to employees	50,303	—

	259,738	22,230

Notes to the financial statements (cont.)
32. Share — Based Payments(cont.)
E. UNLISTED OPTIONS ISSUED
At 31 December the following unlisted options were on issue:

EXPIRY DATE	EXERCISE PRICE	2010 NUMBER	2009 NUMBER
18 March 2010	0.400	—	20,000
31 March 2010	0.400	—	200,000
21 June 2010	0.400	—	578,750
24 June 2010	0.400	—	1,990,000
30 June 2010	0.400	—	200,000
30 September 2010	0.400	—	200,000
31 December 2010	0.400	—	218,750
31 March 2011	0.400	193,750	193,750
28 April 2011	0.400	940,000	940,000
30 June 2011	0.400	818,750	818,750
02 July 2011	0.010	5,000,000	5,000,000
30 September 2011	0.400	125,000	125,000
27 October 2011	0.400	506,250	506,250
31 December 2011	0.400	193,750	193,750
23 Feb 2012	0.018	101,062,425	—
08 March 2012	0.180	1,000,000	1,000,000
31 March 2012	0.400	193,750	193,750
30 June 2012	0.400	193,750	193,750
24 September 2012	0.001	32,889,282	76,923,309
30 September 2012	0.400	193,750	193,750
31 December 2012	0.400	168,750	168,750
11 Feb 2013	0.035	8,000,000	—
31 March 2013	0.400	168,750	168,750
16 April 2013	0.035	4,268,811	—
30 June 2013	0.400	168,750	168,750
13 September 2013	0.015	1,108,116,999	—

		1,264,202,517	90,195,809
33. PARENT ENTITY DISLOSURES
A. SUMMARY OF FINANCIAL INFORMATION
The individual financial statements for the parent entity show the following aggregate amounts:

	2010	2009
Balance Sheet
Current assets	1,397,367	168,690
Non-current assets	399,169	400,911
Total assets	1,796,536	569,601
Current liabilities	20,370,520	19,344,629
Non-current liabilities	—	—
Total liabilities	20,370,520	19,344,629
Net Liabilities	(18,573,984)	(18,775,028)

Issued capital	77,683,754	70,075,033
Reserves	12,559,305	10,535,302
Retained earnings	(108,817,043)	(99,385,363)
Total Equity	(18,573,984)	(18,755,028)

Profit or loss for the year	(9,431,680)	(10,746,031)
Total comprehensive income	(9,431,680)	(10,746,031)
/METAL STORM AR 10   73

Notes to the financial statements, (cont.)
33. Parent Entity Disclosures (cont.)
B. CONTINGENT LIABILITIES OF THE PARENT ENTITY
The parent entity did not have any contingent liabilities as at 31 December 2010 or 31 December 2009.
C. CONTRACTUAL COMMITMENTS
The parent entity had no contractual commitments for the acquisition of property, plant or equipment as at 31 December 2010.

DIRECTORS’ DECLARATION
In the directors’ opinion:
•	The financial statements and notes set out on pages 37 to 74 are in accordance with the Corporations Act 2001, including:
•	complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and

•	giving a true and fair view of the Group’s financial position as at 31 December 2010 and of their performance for the year ended on that date, and
•	There are reasonable grounds to believe that the Group will be able to pay its debts as and when they become due and payable.
Note 2(a) confirms that the financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board.
The directors have been given the declarations by the chief executive officer and the chief financial officer required by section 295A of the Corporations Act 2001.
This declaration is made in accordance with a resolution of the directors.

On behalf of the Board
T J O’Dwyer
Director
Brisbane
Date: 31 March 2011
/METAL STORM AR 10   75

Independent auditor’s report to the members of
Metal Storm Limited
Report on the financial report
We have audited the accompanying financial report of Metal Storm Limited, which comprises the statement of financial position as at 31 December 2010, and the statement of comprehensive income, statement of changes in equity and statement of cash flow for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors’ declaration for Metal Storm Limited (the consolidated entity). The consolidated entity comprises the company and the entities it controlled at the year’s end or from time to time during the financial year.
Directors’ responsibility for the financial report
The directors of the company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the financial report that is free from material misstatement, whether due to fraud or error. In Note 2. the directors also state, in accordance with Accounting Standard AASB 101 Presentation of Financial Statements, that compliance with the Australian equivalents to International Financial Reporting Standards ensures that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards.
Auditor’s responsibility
Our responsibility is to express an opinion on the financial report based on our audit. We conduced our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.
Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.
PricewaterhouseCoopers, ABN 52 780 433 757
Riverside Centre, 123 Eagle Street, GPO BOX 150, BRISBANE QLD 4001
DX 77 Brisbane, Australia
T +61 7 3257 5000, F +61 7 3257 5999, www.pwc.com.au
Liability limited by a scheme approved under Professional Standards Legislation.

Independence
In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001.
Auditor’s opinion
In our opinion:
(a)	the financial report of Metal Storm Limited is in accordance with the Corporations Act 2001, including.
(i)	giving a true and fair view of the consolidated entity’s financial position as at 31 December 2010 and of its performance for the year ended on that date: and

(ii)	complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001, and
(b)	the financial report and notes also comply with International Financial Reporting Standards as disclosed in Note 2.
Material Uncertainty Regarding Continuation as a Going Concern
Without qualifying our opinion, we draw attention to Note 1 in the financial report which indicates that the group incurred a loss of $8,938,253 for the year ended 31 December 2010 and, as of that date, the group’s net liabilities totalled $18,489,385. These conditions, along with other matters as set forth in Note 1, indicate the existence of material uncertainty that may cast significant doubt about the group’s ability to continue as a going concern and therefore the group may be unable to realise its assets and discharge its liabilities in the normal course of business.
Report on the Remuneration Report
We have audited the remuneration report included in pages 28 to 34 of the directors’ report for the year ended 31 December 2010. The directors of the company are responsible for the preparation and presentation of the remuneration report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the remuneration report, based on our audit conducted in accordance with Australian Auditing Standards.
Auditor’s opinion
In our opinion, the remuneration report of Metal Storm Limited for the year ended 31 December 2010, complies with section 300A of the Corporations Act 2001.

PricewaterhouseCoopers

Robert Hubbard	Brisbane
Partner	31 March 2011
/METAL STORM AR 10   77

ASX Additional Information
ASX ADDITIONAL INFORMATION
As at 18 March 2011
NUMBER AND CLASS OF ALL SECURITIES

	NOTE	NUMBER
Ordinary Share Capital	(i )	1,779,456,691
Secured Convertible Notes	(ii)	107,458,247
Interest Bearing Convertible Notes	(ii)	32,367,720
Listed Options		27,856,846
Unlisted Options		1,434,337,517

(i)	All issued ordinary fully paid shares carry one vote per share.

(ii)	The Note Holder can elect to convert some or all of their convertible notes into ordinary shares which will carry one vote per share at the maturity date (1 September 2011).
DISTRIBUTION OF HOLDERS OF EQUITY SECURITIES

			NUMBER OF
			SUBSTANTIAL
		NUMBER OF SUBSTANTIAL	INTEREST BEARING
	NUMBER OF	SECURED CONVERTIBLE	CONVERTIBLES NOTE
NUMBER OF SECURITIES HELD	SHAREHOLDERS	NOTE HOLDERS	HOLDERS
1 - 1,000	1441	51	161
1,001 - 5,000	2458	115	240
5,001 - 10,000	1117	71	52
10,001 - 100,000	3006	120	99
100,001 and over	1597	18	15

	9619	375	567

Holdings less than a marketable parcel	7575	199	424

	NUMBER	PERCENTAGE
Substantial Ordinary Shareholders
National Nominees Limited	158,457,532	8.90%
Mr Andrew Winston Doyle	138,596,001	7.79%

Substantial Secured Convertible Note Holders
Citicorp Nominees Pty Limited	65,175,812	60.65%
Harmony Investment Fund Ltd	32,726,847	30.46%

Substantial Interest Bearing Convertible Note Holders
PNG Ports Corporation Limited	22,500,000	69.51%
Mr Andrew Winston Doyle	1,650,694	5.10%

Substantial Listed Option Holders
Mr Daniel Francis Hicks	3,886,362	13.95%
Mr Daniel Hicks	3,450,358	12.39%
Delphi Systems Pty Ltd	2,000,714	7.18%
Mr George Mialkowski and Mrs Kathleen Mialkowski	1,500,000	5.38%
Combined Vision Pty Ltd	1,491,969	5.36%

ASX Additional Information (cont.)
TWENTY LARGEST HOLDERS OF ORDINARY SHARES

RANK	NAME	UNITS	%
1.	NATIONAL NOMINEES LIMITED	158,457,532	9.06
2.	MR ANDREW WINSTON DOYLE	134,081,751	7.66
3.	MR JAMES MICHAEL O’DWYER	57,011,770	3.26
4.	MALCO (PNG) LIMITED	50,724,658	2.90
5.	DUTCHESS OPPORTUNITY FUND II LP	40,614,737	2.32
6.	TRAVIS REDDY + ELINA REDDY <WAYPOINT SUPERANNUATION A/C>	37,900,794	2.17
7.	MR KAI LIU	35,000,000	2.00
8.	CITICORP NOMINEES PTY LIMITED	29,281,661	1.67
9.	O’DWYER INVESTMENTS PTY LTD	23,687,184	1.35
10.	MERRILL LYNCH (AUSTRALIA) NOMINEES PTY LIMITED <BERNDALE A/C>	16,250,000	0.93
11.	ATLANTIC INVESTMENT (AUST) PTY LTD	15,000,000	0.86
12.	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	14,308,000	0.82
13.	MR MARK PETER O’BRIEN + MRS LOUISE MARGARET MARTHA O’BRIEN	14,000,000	0.80
14.	MR PAUL JEREMY HAY	13,385,743	0.77
15.	MR STEPHEN PERROTT	12,000,000	0.69
16.	RELGAN & CO PTY LTD	11,250,000	0.64
17.	MR GORDON MENZIES WILSON	11,032,119	0.63
18.	MR PHILIP GLENN BAILEY	10,759,276	0.62
19.	MANNABURRA INVESTMENT PTY LTD	10,000,000	0.57
20.	DELPHI SYSTEMS PTY LTD	9,500,000	0.54

		704,245,225	40.26
TWENTY LARGEST HOLDERS OF SECURED CONVERTIBLE NOTES

RANK	NAME	UNITS	%
1.	CITICORP NOMINEES PTY LIMITED	65,175,812	60.65
2.	HARMONY INVESTMENT FUND LTD	32,726,847	30.46
3.	MR GRAHAM BUGDEN	1,000,000	0.93
4.	MS INVESTMENTS NO 2 PTY LTD	1,000,000	0.93
5.	MR MICHAEL GRANT RING	492,595	0.46
6.	MURRELL AAA PTY LTD	402,112	0.37
7.	MRS WENDY O’MORE	332,384	0.31
8.	LISAB PTY LTD	260,000	0.24
9.	MR DEAN BUTTON	243,292	0.23
10.	CARMANT PTY LTD <CARMANT SUPER FUND A/C>	205,939	0.19
11.	MR ROGER MORGAN	205,472	0.19
12.	MRS SILKE PANOS + MR CHARLES PANOS	197,129	0.18
13.	MR CONRAD SILVESTER + MRS JANE ELEANOR SILVESTER <C & J SILVESTER S/FUND A/C>	196,893	0.18
14.	MR ANDREW BUGDEN	150,000	0.14
15.	DAYDREAMERS PTY LTD <THE DAYDREAMERS FUND A/C>	130,076	0.12
16.	MAXWILD PTY LTD <MAXWILD SUPER FUND ACCOUNT>	119,995	0.11
17.	MR MICHAEL ANDREW PETTY + MRS SUSAN LILLIAN PETTY <MSP SUPERANNUATION FUND A/C>	112,308	0.10
18.	ABBOTSFIELD PTY LTD <BOLTE SUPER FUND A/C>	108,398	0.10
19.	MS WENDY O’MORE	100,000	0.09
20.	G COOPER PTY LTD	93,020	0.09

		103,252,272	96.09
/METAL STORM AR 10   79

ASX Additional Information (cont.)
TWENTY LARGEST HOLDERS OF INTEREST BEARING CONVERTIBLE NOTES

RANK	NAME	UNITS	%
1.	PNG PORTS CORPORATION LIMITED	22,500,000	69.51
2.	MR ANDREW WINSTON DOYLE	1,650,694	5.10
3.	RAIBUS SECURITY SERVICES LTD	1,051,961	3.25
4.	DUPA LTD	861,775	2.66
5.	MR ALFRED JOHN MILANI + MRS JENNIFER JAYE MILANI <POTTS POINT INVESTMENTS A/C>	750,000	2.32
6.	KEONG LIM PTY LIMITED <SK LIM FAMILY A/C>	313,247	0.97
7.	MR STEPHEN DAVID VEALE	201,870	0.62
8.	MR ANDREW WINSTON DOYLE	183,303	0.57
9.	EVANGELICAL CHURCH OF PAPUA NEW GUINEA	162,500	0.50
10.	MR CHRISTOPHER IAN WALLIN + MS FIONA KAY WALLIN + MS ANN CATHERINE WALLIN <CHRIS WALLIN SUPERFUND A/C>	149,589	0.46
11.	JP MORGAN NOMINEES AUSTRALIA LIMITED <CASH INCOME A/C>	128,520	0.40
12.	EST MS LORNA MAY BACKHOUSE	119,193	0.37
13.	MUSIROU MANDIOL	112,931	0.35
14.	MR ARTHUR MATTHEW BUGDEN + MRS WENDY JOYCE BUGDEN	111,591	0.34
15.	MRS LAUREN MAREE CRAIG	102,888	0.32
16.	MINICA TOLIMANARAM	100,000	0.31
17.	MACGLADE PTY LTD	95,165	0.29
18.	INTEGRATED SALES & MARKETING PTY LTD	88,864	0.27
19.	MS BOKASI JUDY YANAPE OLAWE	87,500	0.27
20.	WONUHALI OLAWE <OLAWE FAMILY A/C>	87,500	0.27

		28,859,091	89.16
TWENTY LARGEST HOLDERS OF LISTED OPTIONS

RANK	NAME	UNITS	%
1.	MR DANIEL FRANCIS HICKS	3,886,362	13.95
2.	MR DANIEL HICKS	3,450,358	12.39
3.	DELPHI SYSTEMS PTY LTD	2,000,714	7.18
4.	MR GEORGE MIALKOWSKI + MRS KATHLEEN MIALKOWSKI	1,500,000	5.38
5.	COMBINED VISION PTY LTD	1,491,969	5.36
6.	MR JULIAN JUDE GILLESPIE	1,373,588	4.93
7.	MRS JACQUELINE PATRICIA HICKS	1,076,594	3.86
8.	MR NICHOLAS BARADAKIS	670,000	2.41
9.	MR DANIEL FRANCIS HICKS	550,000	1.97
10.	MR GREGORY STEPHEN SMITH	512,900	1.84
11.	CONRAD JOSEPH LAWRENCE GOODGER	460,000	1.65
12.	MS INGRID HOL	446,184	1.60
13.	MR JAMES JOHN O’DWYER + MR CHRISTOPHER KEVIN MCKNOULTY	435,500	1.56
14.	MRS JACQUELINE PATRICIA HICKS	400,000	1.44
15.	MR ROBERT JAMES LYSAUGHT	400,000	1.44
16.	MR JOHN JOSEPH O’DWYER + MRS ROBYN ANNE O’DWYER	395,479	1.42
17.	MR LEWIS STAPLES	388,751	1.40
18.	MR IAN LAMBERT GREGORY	344,819	1.24
19.	MR DEAN BUTTON	342,407	1.23
20.	MR RICHARD JAMES BENNETT + MS INGRID HOL <BESS BENNETT-HOL A/C>	315,000	1.13

		20,440,625	73.38

NOTES
/METAL STORM AR 10   81

NOTES

Metal Storm Limited
ABN 99 064 270 006
PO BOX 3221
Darra QLD 4076
Australia
Tel: +61 7 3147 8600
Fax: + 61 7 3147 8610
WWW.METALSTORM.COM